iStar Financial **2001** Annual Report

Total Shareholder Returns in 2001

—

+ 39%

Dividends Paid

Increased to $2.45 per share

Adjusted Earnings per Share

Increased to $2.88

Return on Equity

Increased to 18.1%

Cumulative Business with Repeat Customers

Increased to $2.0 billion

Equity Research Coverage

Banc of America Securities (new) – BankBoston Robertson Stephens
Bear Stearns – Lehman Brothers (new) – Merrill Lynch (new)
Salomon Smith Barney (new) – UBS (new) – Wells Fargo Securities

Corporate Credit Ratings

—

Upgraded by Moody's Investors Service and Standard & Poor's

Liquidity

Raised over $2.0 billion in capital

iStar Financial **2001** Performance

MOVING HIGHER

—

iStar Financial's industry-leading results have positioned the Company to deliver exceptional service to its customers and strong performance for its investors in the years ahead.

corporate overview

Additional information on iStar Financial is available on the Company's Web site at ***www.istarfinancial.com***

iStar Financial is the **premier** publicly-traded finance company focused on the commercial real estate industry. The Company provides structured financing to private and corporate owners of real estate nationwide, including senior and junior mortgage debt, corporate mezzanine and subordinated capital, and corporate net lease financing. The Company targets customers who require a knowledgeable provider of capital that is capable of originating flexible financial products and **adding value** in the form of specific lending expertise, flexibility, certainty and post-closing support.

iStar Financial is the largest dedicated participant in a $100–$150 billion niche of the $2.1 trillion commercial real estate market, consisting of the $1.5 trillion commercial mortgage market and the $600 billion single-user market for corporate office and industrial facilities. The Company's primary product lines include structured finance, portfolio finance, corporate tenant leasing, corporate finance and loan acquisition.

The Company was founded in 1993 through private investment funds formed to take advantage of the lack of well-capitalized lenders capable of servicing the needs of high-end customers in its markets. During its eight-year history, iStar Financial has structured or originated over $5.5 billion of financing commitments. In that time, the Company has provided $2.0 billion in financing to customers who have sought its expertise more than once.

2001

return on average equity[1]

q1 17.3%
q2 17.5%
q3 17.9%
q4 18.2%

return on average assets[2]

q1 7.0%
q2 7.2%
q3 7.2%
q4 6.9%

adjusted earnings per share[3]

q1 $0.71
q2 $0.72
q3 $0.73
q4 $0.73

financial highlights
(in thousands, except per share amounts)
(unaudited)

	for the year ended December 31,		
	2001	2000	1999
interest income	**$ 254,119**	$ 268,011	$ 209,848
operating lease income	**201,257**	185,956	42,186
interest expense	**(170,121)**	(173,891)	(91,184)
operating costs	**(12,800)**	(12,809)	(2,246)
net investment income	**$272,455**	$267,267	$158,604
adjusted earnings allocable to common shareholders[4]	**$255,132**	$230,688	$127,798
adjusted earnings per common share	**$2.88**	$2.67	$2.07
dividends per common share	**$2.45**	$2.40	$1.86
			as of December 31,
loans and other lending investments, net	**$2,377,763**	$2,225,183	$2,003,506
corporate tenant lease assets, net	**1,841,800**	1,670,169	1,714,284
total assets	**4,378,560**	4,034,775	3,813,552
debt obligations	**2,495,369**	2,131,967	1,901,204
total liabilities	**2,588,132**	2,240,666	2,009,644
total shareholders' equity	**1,787,778**	1,787,885	1,801,343

[1] return on average equity is defined as the sum of annualized adjusted earnings divided by the average book value of equity outstanding during the quarter.

[2] return on average assets is defined as the sum of annualized quarterly adjusted earnings and preferred dividends divided by the average book value of assets outstanding during the quarter.

[3] per diluted share.

[4] adjusted earnings represents GAAP net income before depreciation and amortization and, for 1999, excludes the non-recurring, non-cash charge associated with the Company's acquisition of its former external advisor (for a further discussion of our adjusted earnings, see Part 03 – The Numbers).

2001 was another very strong year for iStar Financial. We delivered exceptional results for our shareholders during a period of great turmoil in the economy and for our nation. Despite the tragic events of September 11th, the rapid deterioration in the economy and a weakening credit cycle, our Company continued to generate high returns for its shareholders while maintaining very favorable asset and credit quality. This year, we again established iStar Financial as the premier provider of creative capital solutions for sophisticated private and corporate owners of commercial real estate.

While our strong stock price gains and increased dividends were the most visible signs of our success, we also reached many important milestones during the past year. As you saw in the opening section of this report, iStar Financial showed positive, upward momentum in almost every key measure of our business.

2001 total shareholder returns


iStar Financial
+39.3%
-5.4%
Dow Jones Industrial Average
-11.9%
S&P 500 Index
-20.8%
NASDAQ
-14.1%
Russell 1000 Financial Services
-12.1%
Wilshire 5000
0.0%

Our adjusted earnings grew to $255 million, a record for our Company. Our return on equity reached 18.1%, also a record. Generating over $1.1 billion in new transactions, we continued to deliver highly-structured financing solutions tailored to the specific needs of our customers, who require the unique combination of expertise, reliability and flexibility that iStar Financial can best deliver.


growing returns on equity
20.0%
16.0%
12.0%
14.9%
16.3%
18.1%
1999
2000
2001

By delivering creative capital solutions to our customers and actually adding value for them in the financing process, we were able to continue to produce strong rates of return while maintaining our focus on protecting and preserving our capital. We continue to have one of the lowest loss ratios in the entire financial sector, one of the highest returns on equity for companies in the commercial finance sector, and a leverage ratio significantly below many other commercial finance companies. The high level of expertise we developed over the last decade, combined with a deep and talented management team, enables us to continue to meet the challenges our customers face with innovative, often state-of-the-art financial solutions that help unlock value.

Two examples from the past year highlight how iStar Financial's creative and flexible capital can help customers capture the full value of their assets. Early in the year, we provided $75 million in term preferred capital to Mills Corporation (NYSE: MLS), a leader in regional malls combining value retailing and entertainment venues. Looking to expand its market-leading position, Mills had been seeking a capital source that could provide corporate funding tailored to their very specialized needs. Working closely with Mills' senior management, iStar Financial crafted its investment to provide Mills with both certainty of execution as well as highly flexible funding provisions. By year end, Mills had completed one of its most successful years ever.

We also continued our role as a leading provider of capital to corporate America through our corporate tenant leasing division. One of our most significant investments involved six state-of-the-art, mission-critical distribution facilities owned by Goodyear Tire and Rubber Company (NYSE: GT). With over $14 billion in revenues last year, Goodyear is the world leader in its industry, and is ranked #136 on the Fortune 500 list of America's largest corporations. Working closely with the company and its advisors, iStar Financial solved a number of challenges to help Goodyear

industry-leading loan loss ratio (realized loan losses/loan receivables)


0.0%
0.0%
0.0%
1999
2000
2001
iStar Financial

comparably lower leverage (debt to tangible book equity at 12/31/01)


7.0x
6.0x
5.0x
4.0x
3.0x
2.0x
1.0x
1.4x
6.2x
iStar Financial
Average Commercial Finance Company[1]

[1] Average for the latest publicly-available financial information for the following companies: CIT Group as of December 31, 2001, and GATX Financial, Heller Financial and Textron Financial as of September 30, 2001.

meet its corporate goals for maximizing liquidity and securing long-term leases on its key real estate facilities. This $140 million portfolio of newly-built distribution centers handles approximately 50% of Goodyear's core retail tire business in the United States, and is now fully leased to Goodyear for a 20-year term on a triple-net, bondable basis. For iStar Financial, our unique ability to meet the customer's particular structuring requirements and to close this investment with a high degree of certainty created an exceptional long-term investment and a core holding in our corporate tenant leasing business.

By having in-house experts in the capital markets, real estate markets and corporate credit markets, we can efficiently deliver creative capital solutions to a wide range of customers with a level of service, custom-tailoring and flexibility unmatched by other capital providers.


82%
Public Companies + Subsidiaries of Public Companies
corporate tenant leasing customers
18%
Private Companies


60%
Investment Grade (Actual + Implied)
corporate tenant credit ratings
14%
Non-Investment Grade
26%
Non-Rated



In addition to our continued investment success, 2001 was a year in which we made great strides in informing others of the depth and strength of our business model, asset base and balance sheet. Under the direction of our President, Spencer Haber, our capital markets and finance team completed an impressive year in which they raised over $2 billion of debt and equity capital. Tapping the corporate bond market for the first time in August, iStar Financial completed a $350 million unsecured bond offering that provided increased liquidity and helped introduce a wide range of investment-grade bondholders to our Company. Later in the year, we completed a $442 million secondary offering of common equity that increased our float and added five leading financial services equity research analysts to our coverage universe. In addition, our finance team also secured over $1 billion in new secured and unsecured credit lines that remain mostly untapped and ready to be deployed in 2002.

One of our most important goals for 2002 is continuing to position our Company for an investment-grade credit rating. The benefits of an upgrade go well beyond simply reducing our cost of capital. This outcome will fundamentally improve how we do business – speeding up our responsiveness to customers, freeing up hundreds of hours of precious manpower and allowing us to better safeguard the proprietary nature of the many financing innovations we have developed. Our capital strength, our increased diversification, our continued focus on risk management, and our solid track record even without an investment-grade rating, should all help us to achieve this important step in the next 12 to 18 months.

So, while we are pleased to have performed very well in 2001, our focus now is on 2002 and the favorable investment environment currently in place. We believe private and corporate borrowers will be increasingly attracted to tapping iStar Financial's unique value-added capabilities, as they realize how rewarding it is to work with a capital provider that counts integrity, creativity, flexibility and customer service as its core strengths.

On behalf of all of iStar Financial's employees, thank you for your continued support.

Jay Sugarman, Chairman and Chief Executive Officer



$300 million new unsecured credit facility
$350 million unsecured bond offering
$700 million new secured credit facility
$193 million secured debt transaction
$442 million secondary equity offering
liquidity timeline
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
q1 2001
q2 2001
q3 2001
q4 2001

THE NUMBERS

The following table sets forth selected financial data on a consolidated historical basis for the Company. However, prior to March 1998, as discussed more fully in Note 1 to the Company's Consolidated Financial Statements (the "Recapitalization Transactions"), the Company did not have substantial operations or capital resources. Prior to the Recapitalization Transactions, the Company's structured finance operations were conducted by two private investment partnerships which contributed substantially all their structured finance assets to the Company in the Recapitalization Transactions in exchange for cash and shares of the Company.

Further, on November 4, 1999, as more fully discussed in Note 4 to the Company's Consolidated Financial Statements, the Company acquired TriNet, which increased the size of the Company's operations, and also acquired its external advisor. Operating results for the year ended December 31, 1999 reflect only the effects of these transactions subsequent to their consummation.

Accordingly, the historical balance sheet information as of and prior to December 31, 1998, as well as the results of operations for the Company for all periods prior to and including the year ended December 31, 1999, do not reflect the current operations of the Company as a well capitalized, internally-managed finance company operating in the commercial real estate industry. For these reasons, the Company believes that the information contained in the following tables relating to the 1997 period is not indicative of the Company's current business and should be read in conjunction with the discussions set forth in "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	For the Year Ended December 31,				
	2001	2000	1999	1998	1997
	(In thousands, except per share data)				
Operating Data:					
Interest income	$254,119	$268,011	$209,848	$112,914	$ 896
Operating lease income	201,257	185,956	42,186	12,378	—
Other income	28,800	17,855	12,763	2,804	991
Total revenue	484,176	471,822	264,797	128,096	1,887
Interest expense	170,121	173,891	91,184	44,697	—
Operating costs – corporate tenant lease assets	12,800	12,809	2,246	—	—
Depreciation and amortization	35,642	34,514	10,340	4,287	—
General and administrative	24,151	25,706	6,269	2,583	461
Provision for loan losses	7,000	6,500	4,750	2,750	—
Stock-based compensation expense	3,575	2,864	412	5,985	—
Advisory fees	—	—	16,193	7,837	—
Costs incurred in acquiring external advisor(1)	—	—	94,476	—	—
Total expenses	253,289	256,284	225,870	68,139	461
Income before minority interest, gain on sales of corporate tenant lease assets, extraordinary loss and cumulative effect of change in accounting principle	230,887	215,538	38,927	59,957	1,426
Minority interest in consolidated entities	(218)	(195)	(41)	(54)	(1,415)
Gain on sales of corporate tenant lease assets	1,145	2,948	—	—	—
Extraordinary loss on early extinguishment of debt	(1,620)	(705)	—	—	—
Cumulative effect of change in accounting principle(2)	(282)	—	—	—	—
Net income	$229,912	$217,586	$ 38,886	$ 59,903	$ 11
Preferred dividend requirements	(36,908)	(36,908)	(23,843)	(944)	—
Net income allocable to common shareholders	$193,004	$180,678	$ 15,043	$ 58,959	$ 11
Basic earnings per common share(3)	$ 2.24	$ 2.11	$ 0.25	$ 1.40	$ 0.01
Diluted earnings per common share	$ 2.19	$ 2.10	$ 0.25	$ 1.36	$ 0.00
Dividends declared per common share(4)	$ 2.45	$ 2.40	$ 1.86	$ 1.14	$ 0.00

	For the Year Ended December 31,				
	2001	2000	1999	1998	1997
	(In thousands, except per share data)				
Supplemental Data:					
Dividends declared on preferred shares	$ 36,578	$ 36,576	$ 24,819	$ 929	$ —
Dividends declared on common shares	213,089	205,477	116,813	60,343	—
Adjusted earnings allocable to common shareholders(5)	255,132	230,688	127,798	66,615	11
Adjusted earnings per common share – basic	$ 2.94	$ 2.69	$ 2.19	$ 1.59	$ 0.01
Adjusted earnings per common share – diluted	$ 2.88	$ 2.67	$ 2.07	$ 1.53	$ 0.00
Cash flows from:					
Operating activities	$ 264,835	$ 202,715	$ 119,625	$ 54,915	$ 1,271
Investing activities	(321,100)	(176,652)	(143,911)	(1,271,309)	(6,013)
Financing activities	49,183	(37,719)	48,584	1,226,208	4,924
EBITDA	436,650	423,943	140,251	116,778	—
Ratio of EBITDA to interest expense(6)	2.57x	2.44x	1.54x	2.44x	—
Ratio of EBITDA to combined fixed charges(7)	2.10x	2.01x	1.22x	2.39x	—
Weighted average common shares outstanding – basic(8)	86,349	85,441	57,749	41,607	1,258
Weighted average common shares outstanding – diluted(8)	88,234	86,151	60,393	43,460	2,562
Balance Sheet Data:					
Loans and other lending investments, net	$2,377,763	$2,225,183	$2,003,506	$ 1,823,761	$ —
Corporate tenant lease assets, net	1,841,800	1,670,169	1,714,284	189,942	—
Total assets	4,378,560	4,034,775	3,813,552	2,059,616	13,441
Debt obligations	2,495,369	2,131,967	1,901,204	1,055,719	—
Minority interest in consolidated entities	2,650	6,224	2,565	—	5,175
Shareholders' equity	1,787,778	1,787,885	1,801,343	970,728	6,351
Supplemental Data:					
Total debt to shareholders' equity	1.4x	1.2x	1.1x	1.1x	—

Explanatory Notes:

(1) As more fully discussed in Note 4 to the Company's Consolidated Financial Statements, this amount represents a non-recurring, non-cash charge of approximately $94.5 million relating to the acquisition of the Company's external advisor in November 1999.

(2) Represents one-time effect of adoption of Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" as of January 1, 2001.

(3) Prior to November 1999, earnings per common share excludes 1% of net income allocable to the Company's former class B shares. The former class B shares were exchanged for Common Stock in connection with the acquisition of TriNet and other related transactions on November 4, 1999. As a result, the Company now has a single class of Common Stock outstanding.

(4) The Company generally declares common and preferred dividends in the month subsequent to the end of the quarter.

(5) Adjusted earnings represents net income in accordance with generally accepted accounting principles ("GAAP"), before gains (losses) on sales of corporate tenant lease assets, extraordinary items and cumulative effect of change in accounting principle, plus depreciation and amortization, less preferred stock dividends, and after adjustments for unconsolidated partnerships and joint ventures and, for the year ended December 31, 1999, exclude the non-recurring, non-cash cost incurred in acquiring the Company's external advisor (see Note 4 to the Company's Consolidated Financial Statements).

(6) The 1999 and 1998 EBITDA to interest expense ratios on a pro forma basis (see Note 4 to the Company's Consolidated Financial Statements) would have been 2.83x and 2.84x, respectively.

(7) Combined fixed charges are comprised of interest expense, capitalized interest, amortization of loan costs and preferred stock dividend requirements. The 1999 and 1998 EBITDA to combined fixed charges ratios on a pro forma basis (see Note 4 to the Company's Consolidated Financial Statements) would have been 2.23x and 2.44x, respectively.

(8) As adjusted for one-for-six reverse stock split effected by the Company on June 19, 1998.

General

The Company began its business in 1993 through private investment funds formed to take advantage of the lack of well-capitalized lenders capable of servicing the needs of high-end customers in its markets. In March 1998, the Company's private investment funds contributed their approximately $1.1 billion of assets to the Company's predecessor, Starwood Financial Trust, in exchange for a controlling interest in that public company. In November 1999, the Company acquired its leasing subsidiary, TriNet Corporate Realty Trust, Inc. ("TriNet" or the "Leasing Subsidiary"), which was then the largest publicly-traded company specializing in the net leasing of corporate office and industrial facilities. Concurrent with the TriNet Acquisition, the Company also acquired its external advisor in exchange for shares of its Common Stock and converted its organizational form to a Maryland corporation. As part of the conversion to a Maryland corporation, the Company replaced its former dual-class Common Stock structure with a single class of Common Stock. This single class of Common Stock began trading on the New York Stock Exchange under the symbol "SFI" in November 1999.

None of the Company's investment assets were directly impacted by the terrorist attacks against the United States on September 11, 2001. While the Company believes that the diversification of its portfolio, its strict underwriting standards and its use of credit enhancement techniques represent an appropriate emphasis on risk management, the Company cannot predict the effect that any future terrorist attack might have on the U.S. economy and the Company's business.

Results of Operations

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Interest Income – Interest income decreased $13.9 million to $254.1 million for the 12 months ended December 31, 2001 from $268.0 million for the same period in 2000. Approximately $12.7 million of this decrease is the result of lower average LIBOR rates of 3.9% in 2001 compared to 6.4% in 2000 on the Company's variable-rate lending investments. This decrease was partially offset by $55.1 million of interest income on new originations or additional fundings, net of $51.6 million from the repayment of loans and other lending investments, in addition to a decrease of $1.5 million from income earned on cash and cash equivalents.

Operating Lease Income – Operating lease income increased $15.3 million to $201.3 million for the 12 months ended December 31, 2001 from $186.0 million for the same period in 2000. Of this increase, $11.8 million was attributable to new corporate tenant lease assets and $6.0 million to additional operating lease income from existing corporate tenant lease assets owned in both periods. In addition, joint venture income contributed $4.6 million to the increase. These increases were partially offset by a $7.0 million decrease in operating lease income resulting from asset dispositions made in 2000 and 2001.

Other Income – Other income consists primarily of prepayment penalties and gains from the early repayment of loans and other lending investments, financial advisory and asset management fees, lease termination fees, mortgage servicing fees, loan participation payments and dividends on certain investments. During the year ended December 31, 2001, other income included loan participation payments of $13.1 million (45.5% of other income), prepayment penalties and gains on loan repayments of $13.0 million (45.1%) and financial advisory, lease termination, asset management and mortgage servicing fees of $5.3 million (18.4%). These amounts were partially offset by a loss of $2.3 million from iStar Operating, the Company's internal loan servicing business.

Interest Expense – For the 12 months ended December 31, 2001, interest expense decreased by $3.8 million to $170.1 million from $173.9 million for the same period in 2000. This decrease was primarily due to the lower average LIBOR rates of 3.9% in 2001 compared to 6.4% in 2000 on the Company's variable-rate debt obligations. This decrease was partially offset by the higher average borrowings on the Company's credit facilities, term loans and unsecured notes and $7.6 million additional amortization of deferred financing costs on the Company's debt obligations in 2001 compared to the same period in 2000.

Operating Costs — Corporate Tenant Lease Assets – For the 12 months ended December 31, 2001, operating costs were substantially unchanged as compared to the same period in 2000. Such operating costs represent unreimbursed operating expenses associated with corporate tenant lease assets.

Depreciation and Amortization – Depreciation and amortization increased by approximately $1.1 million to $35.6 million for the 12 months ended December 31, 2001 from $34.5 million for the same period 2000. This increase is primarily the result of additional depreciation from new corporate tenant lease assets and from improvements of existing corporate tenant lease assets that accounted for $1.3 and $1.0 million of the increase, respectively. These increases were partially offset by corporate tenant lease dispositions that accounted for a $1.1 million decrease.

General and Administrative – For the 12 months ended December 31, 2001, general and administrative expenses decreased by $1.5 million to $24.2 million, compared to $25.7 million for the same period in 2000. This decrease is primarily the result of a reduction in office and related costs and professional fees, partially offset by an increase in personnel and related costs.

Provision for Loan Losses – The Company's charge for provision for loan losses increased to $7.0 million for the 12 months ended December 31, 2001 from $6.5 million for the same period in 2000 as a result of the continued expansion of the Company's lending operations as well as additional seasoning of its existing lending portfolio. As more fully discussed in Note 5 to the Company's Consolidated Financial Statements, the Company has not realized any actual losses on any of its loan investments to date. However, the Company has considered it prudent to establish a policy of providing loan portfolio reserves for losses which may be realized in the future. Accordingly, since its first full quarter operating its current business as a public company (the quarter ended June 30, 1998), management has reflected quarterly provisions for loan losses in its operating results. The Company plans to continue to recognize quarterly provisions until a stabilized reserve level is attained.

Stock-Based Compensation Expense – Stock-based compensation expense increased by approximately $711,000 as a result of charges relating to grants of stock options and restricted shares.

Gain on Sale of Corporate Tenant Lease Assets – During 2001, the Company disposed of four corporate tenant lease assets for total proceeds of $26.3 million and recognized net gains of $1.1 million.

During 2000, the Company disposed of 14 corporate tenant lease assets, including six assets held in joint venture partnerships, for total proceeds of $256.7 million, and recognized net gains of $2.9 million.

Extraordinary Loss on Early Extinguishment of Debt – During the 12 months ended December 31, 2001 and 2000, the Company or its joint ventures prepaid debt obligations of $133.0 million and $24.5 million, respectively. These transactions resulted in an extraordinary loss on early extinguishment of debt resulting from prepayment penalties and the expense associated with remaining unamortized deferred financing costs in the amount of $1.6 million and $705,000 for the 12 months ended December 31, 2001 and 2000, respectively.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

Interest Income – Interest income increased to approximately $268.0 million for the year ended December 31, 2000 from approximately $209.8 million for the same period in 1999. This increase is a result of the interest income generated by $721.2 million of newly-originated loan investments during fiscal 2000 and an additional $56.0 million funded under existing loan commitments. The increase was partially offset by a reduction in interest earned as a result of approximately $584.5 million of principal repayments on the Company's loan investments during the year ended December 31, 2000. In addition, the increase was in part due to higher average interest rates on the Company's variable-rate loans and other lending investments.

Operating Lease Income – Operating lease income increased to approximately $186.0 million for the year ended December 31, 2000 from approximately $42.2 million for the same period in 1999. Approximately $134.2 million of this increase is attributable to operating lease income generated from corporate tenant lease assets acquired in the acquisition of TriNet, which were included in operations for the entire year in fiscal 2000 as compared to two months in 1999. In addition, approximately $5.4 million resulted from income generated by $128.4 million of new corporate tenant lease assets.

Other Income – Other income consists primarily of prepayment penalties and gains from the early repayment of loans and other lending investments, financial advisory and asset management fees, lease termination fees, mortgage servicing fees, loan participation payments and dividends on certain investments. During the year ended December 31, 2000, other income included prepayment penalties and gains on loan repayments of $10.5 million (or 58.8% of other income), $2.1 million (11.8%) in connection with a loan defeasance, loan participation payments of $1.9 million (10.6%), financial advisory, asset management and mortgage servicing fees of $2.6 million (14.6%) and lease termination fees of $770,000 (4.3%).

Interest Expense – The Company's interest expense increased by $82.7 million for the year ended December 31, 2000 over the same period in the prior year. Approximately $44.1 million of this increase is attributable to interest expense incurred by the Leasing Subsidiary subsequent to its acquisition, which was included in operations for the entire year in fiscal 2000 as compared to two months in 1999. In addition, the increase was in part due to higher average aggregate borrowings by the Company on its credit facilities, other term loans and secured notes, the proceeds of which were used to fund additional investments. The increase was also attributable to higher average interest rates on the Company's variable-rate debt obligations.

Operating Costs – Corporate Tenant Lease Assets – For the year ended December 31, 2000, operating costs associated with corporate tenant lease assets increased by approximately $10.6 million to approximately $12.8 million, net of recoveries from corporate tenants. Such operating costs represent unreimbursed operating expenses associated with corporate tenant lease assets. This increase is primarily attributable to operating costs generated from corporate tenant lease assets acquired in the acquisition of TriNet, which were included in operations for the entire year in fiscal 2000 as compared to two months in 1999.

Depreciation and Amortization – Depreciation and amortization increased by approximately $24.2 million to $34.5 million for the year ended December 31, 2000 over the same period in the prior year. Approximately $24.0 million of this increase is attributable to depreciation and amortization relating to the corporate tenant lease assets acquired in the acquisition of TriNet, which were included in operations for the entire year in fiscal 2000 as compared to two months in 1999.

General and Administrative – The Company's general and administrative expenses during the year ended December 31, 2000 increased by approximately $19.4 million to $25.7 million compared to the same period in 1999. These increases were generally the result of the increased scope of the Company's operations associated with the acquisition of TriNet and the direct overhead costs associated with the Company's former external advisor, which were included in operations for the entire year in fiscal 2000 as compared to two months in 1999.

Provision for Loan Losses – The Company's charge for provision for loan losses increased to $6.5 million from $4.8 million as a result of expanded lending operations as well as additional seasoning of the Company's existing lending portfolio. As more fully discussed in Note 5 to the Company's Consolidated Financial Statements, the Company has not realized any actual losses on any of its loan investments to date. However, the Company has considered it prudent to establish a policy of providing loan portfolio reserves for losses which may be realized in the future. Accordingly, since its first full quarter as a public company (the quarter ended June 30, 1998), management has reflected quarterly provisions for loan losses in its operating results. The Company plans to continue to recognize quarterly provisions until a stabilized reserve level is attained.

Stock-Based Compensation Expense – Stock-based compensation expense increased by approximately $2.5 million as a result of charges relating to grants of stock options to the Company's employees, including amortization of the deferred charge related to options granted to employees of the Company's former external advisor subsequent to such personnel becoming direct employees of the Company as of November 4, 1999.

Advisory Fees – There were no advisory fees during the year ended December 31, 2000 because, subsequent to the acquisition of the Company's former external advisor, the Company is now internally-managed. No further advisory fees will be incurred.

Costs Incurred in Acquiring External Advisor – As more fully discussed in Note 4 to the Company's Consolidated Financial Statements, included in fiscal 1999 costs and expenses is a non-recurring, non-cash charge of approximately $94.5 million relating to the acquisition of the Company's former external advisor.

Gain on Sale of Corporate Tenant Lease Assets – During the year ended 2000, the Company disposed of 14 corporate tenant lease assets, including six assets held in joint venture partnerships, for a total of $256.7 million in proceeds, and recognized net gains of $2.9 million.

Extraordinary Loss on Early Extinguishment of Debt – During the 12 months ended December 31, 2000, the Company or its joint ventures prepaid debt obligations of $24.5 million. These transactions resulted in an extraordinary loss on early extinguishment of debt resulting from prepayment penalties in the amount of $705,000.

Adjusted Earnings

Adjusted earnings represents net income computed in accordance with GAAP, before gains (losses) on sales of corporate tenant lease assets, extraordinary items and cumulative effect of change in accounting principle, plus depreciation and amortization, less preferred stock dividends, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures reflect the Company's share of adjusted earnings calculated on the same basis.

The Company believes that to facilitate a clear understanding of the historical operating results of the Company, adjusted earnings should be examined in conjunction with net income as shown in the Consolidated Statements of Operations. Adjusted earnings should not be considered as an alternative to net income (determined in accordance with GAAP) as an indicator of the Company's performance, or to cash flows from operating activities (determined in accordance with GAAP) as a measure of the Company's liquidity, nor is it indicative of funds available to fund the Company's cash needs.

	For the Year Ended December 31,		
	2001	2000	1999
	(In thousands, except per share data) (Unaudited)		
Adjusted earnings:			
Net income	$229,912	$217,586	$ 38,886
Add: Depreciation	35,642	34,514	11,016
Add: Joint venture depreciation and amortization	4,044	3,662	365
Add: Amortization of deferred financing costs	20,720	13,140	6,121
Less: Preferred dividends	(36,908)	(36,908)	(23,843)
Less: Gain on sales of corporate tenant lease assets	(1,145)	(2,948)	—
Add: Extraordinary loss – early extinguishment of debt	1,620	705	—
Add: Cumulative effect of change in accounting principle(1)	282	—	—
Less: Net income allocable to the former class B shares	—	—	(826)
Add: Cost incurred in acquiring external advisor	—	—	94,476
Adjusted earnings allocable to common shareholders:			
Basic	$254,167	$229,751	$126,195
Diluted	$255,132	$230,688	$127,798
Adjusted earnings per common share:			
Basic	$ 2.94	$ 2.69	$ 2.19
Diluted	$ 2.88	$ 2.67	$ 2.07

Explanatory Note:

(1) Represents one-time effect of adoption of Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" as of January 1, 2001.

Risk Management

Investment Modifications – On October 1, 2001, the Company substantially enhanced the value of its security under a ground lease with a CTL customer located in San Jose, CA. As part of the transaction, the customer posted an additional $15.0 million letter of credit as additional collateral for its lease obligation to the Company. This increased the total letters of credit securing the customer's lease obligation from $10.0 million to $25.0 million. In addition, the customer received a one-time $3.0 million reduction to its operating lease payments through September 30, 2002, and in return the Company received prepaid cash of $6.6 million for operating lease payments for the same period. The prepaid lease payment together with the increased letters of credit are sufficient to fully cover the customer's lease payments to the Company until May 2005. For accounting purposes, the one-time reduction will be recognized on a straight-line basis over the remaining lease term. The customer remains current on all of its lease obligations to the Company.

On October 1, 2001, the Company agreed to a six-month deferral of principal amortization on a $42.0 million first mortgage secured by a hotel property in New York, New York. This mortgage matures on April 30, 2005 and bears interest at LIBOR + 4.50%. In addition to the interest coupon, the borrower is required to pay significant annual amortization, such that the borrower's debt service constant is 11.33%. The Company granted the borrower a one-time deferral of principal payments for a period of six months covering the fourth quarter of 2001 and the first quarter of 2002. In return, the borrower was required to establish an additional debt service reserve secured by a pledge of the partnership interests in two residential properties located in New York, New York. In addition, the borrower is required to immediately repay the deferred amortization out of operating cash flow, to the extent available, commencing April 1, 2002. The borrower remains current on all of its debt service payments to the Company, and the Company is currently comfortable that it has adequate collateral to support the book value of the asset.

Non-Accrual Loans – The Company transfers loans to non-accrual status at such time as: (1) management believes that the potential risk exists that scheduled debt service payments will not be met within the coming 12 months; (2) the loans become 90 days delinquent; (3) management determines the borrower is incapable of, or ceased efforts toward, curing the cause of an impairment; or (4) the net realizable value of the loan's underlying collateral approximates the Company's carrying value of such loan. Interest income is recognized only upon actual cash receipt for loans on non-accrual status. As of December 31, 2001, the Company had two assets on non-accrual status with an aggregate gross book value of $6.2 million, or 0.14% of the gross book value of the Company's investments. Each borrower remains current on all of its debt service payments to the Company, and the Company is currently comfortable that it has adequate collateral to support the book values of the assets.

One of the two non-accrual loans is a $4.3 million partnership loan on two shopping malls located in the suburbs of Washington, D.C. This investment was part of a larger loan originally made by affiliates of Lazard Freres prior to the Company's acquisition of Lazard's structured finance portfolio in 1998. The loan matures in September 2003 and bears interest at 12.00%. The Company received cash payments equal to the interest due on the loan during the year ended December 31, 2001, and the borrower remains current on its obligations to the Company. However, the Company anticipates that this loan will remain on non-accrual status for the foreseeable future.

Additionally, the Company, through its investment in TriNet Management Operating Company, has a $2.0 million investment in debt securities that are convertible into shares of a real estate company which trades on the Mexican Stock Exchange. This investment was made by TriNet prior to its acquisition by the Company in 1999. The securities bear interest at 12.00% per annum payable in arrears on December 4th of each year. The Company received cash payments equal to the interest due on the investment for the year ended December 31, 2001, and the borrower remains current on its obligations to the Company. However, the Company anticipates that this investment will remain on non-accrual status for the foreseeable future.

Watch List Assets – The Company conducts a quarterly comprehensive credit review, resulting in an individual risk rating being assigned to each asset. This review is designed to enable management to evaluate and proactively manage asset-specific credit issues and identify credit trends on a portfolio-wide basis as an "early warning system." In addition to the three loans mentioned above under "Investment Modifications" and "Non-Accrual Loans," the Company has two CTL investments that are on its credit watch list.

In November 2000, a customer occupying a headquarters office facility owned by the Company filed for protection under Chapter 11 of the U.S. Bankruptcy Code. Following the bankruptcy filing, the customer affirmed the Company's lease in bankruptcy and agreed to extend the Company's lease for an additional ten years (with escalating lease payments) through January 2023. Throughout this period, the customer remained current on its lease payments to the Company and remains current through the date hereof. The customer reasonably expects to emerge from bankruptcy prior to July 2002, although there can be no assurance that this will occur. The net carrying value of this investment at December 31, 2001 was $41.1 million.

In January 2002, a customer occupying office facilities owned by the Company filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code. The customer utilizes these facilities as the U.S. headquarters for one of its major business lines. The customer recently moved approximately 150 of its employees from other area locations into the Company's facilities, and continues to consolidate its space needs into the Company's facilities. In addition, the customer has invested approximately $3 million of its own capital in the facilities. The customer remains current on its lease payments to the Company. The customer has not yet filed any motion to assume or reject the Company's lease with the Bankruptcy Court. The net carrying value of this investment at December 31, 2001 was $11.2 million.

Liquidity and Capital Resources

The Company requires capital to fund its investment activities and operating expenses. The Company has significant access to capital resources to fund its existing business plan, which includes the expansion of its real estate lending and corporate tenant leasing businesses. The Company's capital sources include cash flow from operations, borrowings under lines of credit, additional term borrowings, long-term financing secured by the Company's assets, unsecured financing and the issuance of common, convertible and/or preferred equity securities. Further, the Company may acquire other businesses or assets using its capital stock, cash or a combination thereof.

The distribution requirements under the REIT provisions of the Code limit the Company's ability to retain earnings and thereby replenish capital committed to its operations. However, the Company believes that its significant capital resources and access to financing will provide it with financial flexibility and market responsiveness at levels sufficient to meet current and anticipated capital requirements, including expected new lending and corporate tenant leasing transactions.

The Company believes that its existing sources of funds will be adequate for purposes of meeting its short- and long-term liquidity needs. The Company's ability to meet its long-term (i.e., beyond one year) liquidity requirements is subject to obtaining additional debt and equity financing. Any decision by the Company's lenders and investors to enter into such transactions with the Company will depend upon a number of factors, such as compliance with the terms of its existing credit arrangements, the Company's financial performance, industry or market trends, the general availability of and rates applicable to financing transactions, such lenders' and investors' resources and policies concerning the terms under which they make such capital commitments and the relative attractiveness of alternative investment or lending opportunities.

The following table outlines the timing of required principal payments related to the Company's debt agreements (in thousands):

	Maximum Amount Available	Principal Payments Due By Period[1]					
		Total	Less Than 1 Year	2–3 Years	4–5 Years	6–10 Years	After 10 Years
Secured revolving credit facilities	$1,900,000	$ 900,546	$ —	$148,937	$ 751,609	$ —	$ —
Unsecured revolving credit facilities	300,000	—	—	—	—	—	—
Secured term loans	N/A	506,339	16,986	69,649	256,399	149,327	13,978
iStar Asset Receivables secured notes[2]	N/A	462,373	41,250	421,123	—	—	—
Unsecured notes	N/A	625,000	—	—	50,000	350,000	225,000
Other debt obligations	N/A	16,535	16,535	—	—	—	—
Total	$2,200,000	$2,510,793	$74,771	$639,709	$1,058,008	$499,327	$238,978

Explanatory Notes:

(1) Assumes exercise of extensions to the extent such extensions are at the Company's option.

(2) Based on expected proceeds from principal payments received on loan assets collateralizing such notes.

The Company has three LIBOR-based secured revolving credit facilities of $700.0 million, $700.0 million and $500.0 million, respectively, which have final maturities in fiscal years 2005, 2005 and 2003, respectively. The final maturities of these facilities include a one-year "term-out" extension at the Company's option. As of December 31, 2001, the Company had drawn approximately $312.3 million, $439.3 million and $148.9 million under these facilities, respectively. Availability under these facilities is based on collateral provided under a borrowing base calculation. At December 31, 2001, the Company also had an unsecured credit facility totaling $300.0 million which bears interest at LIBOR + 2.125% and matures in July 2004, including a one-year extension at the Company's option. At December 31, 2001, the Company had not drawn any amounts under this facility.

Recent Financing Activities – On May 17, 2000, the Company closed the inaugural offering under its proprietary matched funding program, STARs, Series 2000-1. In the initial transaction, a wholly-owned subsidiary of the Company issued $896.5 million of investment grade bonds secured by the subsidiary's assets, which had an aggregate outstanding principal balance of approximately $1.2 billion at inception. Principal payments received on the assets will be utilized to repay the most senior class of the bonds then outstanding. The maturity of the bonds match funds the maturity of the underlying assets financed under the program. For accounting purposes, this transaction was treated as a secured financing.

On January 11, 2001, the Company closed a new $700.0 million secured revolving credit facility which is led by a major commercial bank. The new facility has a three-year primary term and one-year "term-out" extension option, and bears interest at LIBOR plus 1.40% to 2.15%, depending upon the collateral contributed to the borrowing base. The new facility accepts a broad range of structured finance assets and has a final maturity of January 2005.

On May 15, 2001, the Leasing Subsidiary repaid its $100.0 million 7.30% unsecured notes.

On June 14, 2001, the Company closed $193.0 million of term loan financing secured by 15 corporate tenant lease assets. The variable-rate loan bears interest at LIBOR plus 1.85% (not to exceed 10.00%) and has two one-year extensions at the Company's option. The Company used these proceeds to repay a $77.8 million secured term loan maturing in June 2001 and to pay down a portion of its revolving credit facilities. In addition, the Company extended the final maturity of its $500.0 million secured revolving credit facility to August 12, 2003.

On July 6, 2001, the Leasing Subsidiary financed a $75.0 million structured finance asset with a $50.0 million term loan bearing interest at LIBOR + 2.50%. The loan has a maturity of July 2006, including a one-year extension at the Leasing Subsidiary's option.

On July 27, 2001, the Company completed a $300.0 million unsecured revolving credit facility with a group of leading financial institutions. The new facility has an initial maturity of July 2003, with a one-year extension at the Company's option and another one-year extension at the lenders' option. The new facility replaces two prior credit facilities maturing in 2002 and 2003, and bears interest at LIBOR + 2.125%.

On August 9, 2001, the Company issued $350.0 million of 8.75% senior notes due in 2008. The notes are unsecured senior obligations of the Company. The Company used the net proceeds to partially repay outstanding borrowings under its secured credit facilities.

Hedging Activities – Since January 1, 1999, the Company has entered into the following cash flow hedges that have expired or been settled prior to December 31, 2001 (in thousands):

Type of Hedge	Notional Amount	Strike Price or Swap Rate	Trade Date	Maturity Date
LIBOR Cap	$300,000	9.000%	3/16/98	3/16/01
Pay-Fixed Swap	92,000	5.714%	8/10/98	3/1/01
LIBOR Cap	75,000	7.500%	7/16/98	6/19/01
LIBOR Cap	40,430	7.500%	4/30/98	1/1/01
LIBOR Cap	38,336	7.500%	4/30/98	6/1/01

Since January 1, 1999, the Company has entered into the following cash flow hedges that are outstanding as of December 31, 2001. The net value (liability) associated with these hedges is reflected on the Company's balance sheet (in thousands).

Type of Hedge	Notional Amount	Strike Price or Swap Rate	Trade Date	Maturity Date	Estimated Value at December 31, 2001
Pay-Fixed Swap	$125,000	7.058%	6/15/00	6/25/03	$ (7,878)
Pay-Fixed Swap	125,000	7.055%	6/15/00	6/25/03	(7,873)
Pay-Fixed Swap	75,000	5.580%	11/4/99(1)	12/1/04	(3,732)
LIBOR Cap	75,000	7.750%	11/4/99(1)	12/1/04	388
LIBOR Cap	35,000	7.750%	11/4/99(1)	12/1/04	170
Total Estimated Asset (Liability) Value					$(18,925)

Explanatory Note:

(1) Acquired in connection with the TriNet Acquisition (see Note 4 to the Company's Consolidated Financial Statements).

In connection with the STARs, Series 2000-1 in May 2000, the Company entered into a LIBOR interest rate cap struck at 10.00% in the notional amount of $312.0 million, and simultaneously sold a LIBOR interest rate cap with the same terms. Since these instruments do not change the Company's net interest rate risk exposure, they do not qualify as hedges and changes in their respective values are charged to earnings. As the terms of these arrangements are substantially the same, the effects of a revaluation of these two instruments substantially offset one another.

Certain of the Company's CTL joint ventures, have hedging activities which are more fully described in Note 6 to the Company's Consolidated Financial Statements.

Off-Balance Sheet Transactions – The Company is not dependent on the use of any off-balance sheet financing arrangements for liquidity. The Company has investments in five CTL joint ventures that are accounted for under the equity method which have total debt obligations outstanding of approximately $258.4 million (see Note 6). The Company's pro-rata share of the ventures' third-party debt is approximately $118.0 million. These ventures were formed for the purpose of operating, acquiring and in certain cases, developing corporate tenant lease facilities. These joint venture debt obligations are non-recourse to the ventures and the Company and mature between fiscal years 2004 and 2011. They consist of six term loans bearing fixed rates ranging from 6.55% to 8.43% and one variable-rate term loan with a rate of LIBOR + 1.25%.

Ratings Triggers – On July 27, 2001, the Company completed a $300.0 million unsecured revolving credit facility with a group of leading financial institutions. The new facility has an initial maturity of July 2003 with a one-year extension at the Company's option and another one-year extension at the lenders' option. The new facility replaces two prior credit facilities maturing in 2002 and 2003, and bears interest at LIBOR + 2.125% based on the Company's senior unsecured credit ratings of BB+ and Ba1 from Standard & Poor's and Moody's Investor Service, respectively. If the Company achieves a higher rating, the facility's interest rate will improve to LIBOR + 2.00%. If the Company's credit rating is downgraded (regardless of how far), the facility's interest rate will increase to LIBOR + 2.25%. In the event the Company receives two credit ratings that are not equivalent, the spread over LIBOR shall be determined by the lower of the two such ratings. As of December 31, 2001, no amounts have yet been drawn on this facility. Accordingly, management does not believe any rating changes would have a material adverse impact on the Company's results of operations. There are no other ratings triggers in any of the Company's debt instruments or other operating or financial agreements.

Transactions with Related Parties – The Company has an investment in iStar Operating Inc. ("iStar Operating"), a taxable subsidiary that, through a wholly-owned subsidiary, services the Company's loans and certain loan portfolios owned by third parties. The Company owns all of the non-voting preferred stock and a 95% economic interest in iStar Operating. An affiliate of the Company's largest shareholder is the owner of all the voting common stock and a 5% economic interest in iStar Operating. As of December 31, 2001, there have never been any distributions to the common shareholder, nor does the Company expect to make any in the future. At any time, the Company has the right to acquire all of the common stock of iStar Operating at fair market value, which the Company believes to be nominal.

In addition, the Company has an investment in TriNet Management Operating Company, Inc. ("TMOC"), a taxable noncontrolled subsidiary that has a $2.0 million investment in a real estate company based in Mexico. The Company owns 95% of the outstanding voting and non-voting common stock (representing 1% voting power and 95% of the economic interest) in TMOC. The other two owners of TMOC stock are executives of the Company, who own a combined 5% of the outstanding voting and non-voting common stock (representing 99% voting power and 5% economic interest) in TMOC. As of December 31, 2001, there have never been any distributions to the common shareholders, nor does the Company expect to make any in the future. At any time, the Company has the right to acquire all of the common stock of TMOC at fair market value, which the Company believes to be nominal.

Both iStar Operating and TMOC were formed as taxable corporations for purposes of maintaining compliance with REIT provisions of the Code and are accounted for under the equity method for financial reporting purposes. If they were consolidated with the Company for financial statement purposes, they would have no material impact on the Company's operations. As of December 31, 2001, these corporations have no debt obligations.

The Company entered into an employment agreement with its Chief Executive Officer as of March 31, 2001. In addition to the salary and bonus provisions of the agreement, the agreement provides for an award of two million phantom units to the executive, each of which notionally represents one share of the Company's Common Stock. Portions of these phantom units will vest on a contingent basis if the average closing price of the Company's Common Stock achieves certain levels (ranging from $25.00 to $37.00 per share) for 60 consecutive calendar days. Contingently vested units will become fully vested, meaning that they are no longer subject to forfeiture, if the executive remains employed through March 30, 2004, or earlier upon certain change of control and termination events. When and if contingently vested phantom units become fully vested units, the Company must deliver to the executive either a number of shares of Common Stock equal to the number of fully vested units or an amount of cash equal to the then fair market value of that number of shares of Common Stock. If shares were unavailable under the Company's then long-term incentive plans, this obligation could require the Company to make a substantial cash payment to the executive.

DRIP Program – The Company maintains a dividend reinvestment and direct stock purchase plan. Under the dividend reinvestment component of the plan, the Company's shareholders may purchase additional shares of Common Stock without payment of brokerage commissions or service charges by automatically reinvesting all or a portion of their Common Stock cash dividends. Under the direct stock purchase component of the plan, the Company's shareholders and new investors may purchase shares of Common Stock directly from the Company without payment of brokerage commissions or service charges. All purchases of shares in excess of $10,000 per month pursuant to the direct purchase component are at the Company's sole discretion. Shares issued under the plan may reflect a discount of up to a 3.0% from the prevailing market price of the Company's Common Stock. The Company is authorized to issue up to 8.0 million shares of Common Stock pursuant to the dividend reinvestment and direct stock purchase plan. In 2001, the Company issued a total of 195,078 shares of its Common Stock through the direct stock purchase component of the plan for net proceeds of approximately $4.7 million. Approximately $3.9 million of these proceeds were received in January 2002.

Stock Repurchase Program – The Board of Directors approved, and the Company has implemented, a stock repurchase program under which the Company is authorized to repurchase up to 5.0 million shares of its Common Stock from time to time, primarily using proceeds from the disposition of assets or loan repayments and excess cash flow from operations, but also using borrowings under its credit facilities if the Company determines that it is advantageous to do so. As of both December 31, 2001 and 2000, the Company had repurchased approximately 2.3 million shares at an aggregate cost of approximately $40.7 million.

Critical Accounting Policies

The Company's Consolidated Financial Statements include the accounts of the Company and all majority-owned and controlled subsidiaries. The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying consolidated financial statements. In preparing these financial statements, management has made its best estimates and judgments of certain amounts included in the financial statements, giving due consideration to materiality. The Company does not believe that there is a great likelihood that materially different amounts would be reported related to the accounting policies described below. However, application of these accounting policies involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates.

Management has the obligation to ensure that its policies and methodologies are in accordance with GAAP. During 2001, management reviewed and evaluated its critical accounting policies and believes them to be appropriate. The Company's accounting policies are described in Note 3 to the Company's Consolidated Financial Statements. Management believes the more significant of these to be as follows:

Revenue Recognition – The most significant sources of the Company's revenue come from its lending operations and its corporate tenant lease operations. For its lending operations, the Company reflects income using the effective yield method, which recognizes periodic income over the expected term of the investment on a constant yield basis. For corporate tenant lease assets, the Company recognizes income on the straight-line method, which effectively recognizes contractual lease payments to be received by the Company evenly over the term of the lease. Management believes the Company's revenue recognition policies are appropriate to reflect the substance of the underlying transactions.

Provision for Loan Losses – The Company's accounting policies require that an allowance for estimated credit losses be reflected in the financial statements based upon an evaluation of known and inherent risks in its private lending assets. While neither the Company nor its private predecessors have experienced any actual losses on their lending investments, management considers it prudent to establish a policy to provide for potential losses in the asset base that may be realized in the future. In establishing these allowances, management utilized available historical industry loss information applied to its assets consistent with its internal risk rating system. Actual losses, if any, could ultimately differ from these estimates.

Impairment of Long-Lived Assets – Corporate tenant lease assets represent "long-lived" assets for accounting purposes. The Company periodically reviews long-lived assets to be held and used in its leasing operations for impairment in value whenever any events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. In management's opinion, based on this analysis, corporate tenant assets to be held and used are not carried at amounts in excess of their estimated recoverable amounts.

Risk Management and Financial Instruments – The Company has historically utilized derivative financial instruments only as a means to help to manage its interest rate risk exposure on a portion of its variable-rate debt obligations (i.e., as cash flow hedges). The instruments utilized are generally either pay-fixed swaps or LIBOR-based interest rate caps which are widely used in the industry and typically with major financial institutions. The Company's accounting policies generally reflect these instruments at their fair value with unrealized changes in fair value reflected in other comprehensive income. Realized effects on the Company's cash flows are generally recognized currently in income.

Income Taxes – The Company's financial results generally do not reflect provisions for current or deferred income taxes. Management believes that the Company has and intends to continue to operate in a manner that will continue to allow it to be taxed as a REIT and, as a result, does not expect to pay substantial corporate-level taxes. Many of these requirements, however, are highly technical and complex. If the Company were to fail to meet these requirements, the Company would be subject to Federal income tax.

Executive Compensation – The Company's accounting policies generally provide cash compensation to be estimated and recognized over the period of service. With respect to stock-based compensation arrangements, the Company has elected to use APB 25 accounting, which measures the compensation charges based on the intrinsic value of such securities when they become fixed and determinable, and recognizes such expense over the related service period. These arrangements are often complex and generally structured to align the interests of management with those of the Company's shareholders. See Note 10 to the Company's Consolidated Financial Statements for a detailed discussion of such arrangements and the related accounting effects.

During 2001, the Company entered into new three-year employment agreements with its Chief Executive Officer and its President. See Note 10 to the Company's Consolidated Financial Statements for a more detailed description of both employment agreements.

The following are hypothetical illustrations of the effects on the Company's net income and adjusted earnings per share of the full vesting of phantom units and restricted shares under the employment agreements with Chief Executive Officer and the President.

During the year ended December 31, 2001, 350,000 phantom shares awarded to the Chief Executive Officer became contingently vested. Absent an earlier change of control or termination of employment, these 350,000 shares will not become fully vested until March 31, 2004. Assuming that the market price of the Common Stock on March 31, 2004 is $24.95 (which was the market price of the Common Stock on December 31, 2001), the Company would incur a one-time charge to both net income and adjusted earnings at that time equal to $8.7 million (the fair market value of the 350,000 shares at $24.95 per share). Assuming that there are 90.0 million diluted weighted average shares outstanding on March 31, 2004, the effect of the one-time charge on diluted adjusted earnings per share would be $0.0970 per share.

The earliest that restricted shares awarded to the President can become fully vested is pursuant to a voluntary resignation after September 30, 2002, absent an earlier change of control or termination of employment. Using October 1, 2002 and December 31, 2002 as hypothetical vesting dates, and assuming that: (1) the price of the Common Stock on those dates is $24.95 (which was the market price of the Common Stock on December 31, 2001), and (2) a Common Stock dividend payment rate of $0.63 per share per quarter, then between 366,851 shares and 427,782 shares would become fully vested on October 1, 2002 and December 31, 2002, respectively. The Company would incur a one-time charge to both net income and adjusted earnings of approximately $9.2 million (for vesting on October 1, 2002), or approximately $10.7 million (for vesting on December 31, 2002), in each case representing the fair market value of the shares on the date they become fully vested. Assuming that there are 90.0 million diluted weighted average shares outstanding on both October 1,

2002 and December 31, 2002, the effect on the Company's diluted adjusted earnings per share would be $0.1017 per share and $0.1186 per share, respectively.

New Accounting Standards

In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133 ("SFAS No. 133"), "Accounting for Derivative Instruments and Hedging Activities." On June 23, 1999, the FASB voted to defer the effectiveness of SFAS No. 133 for one year. SFAS No. 133 is now effective for fiscal years beginning after June 15, 2000, but earlier application is permitted as of the beginning of any fiscal quarter subsequent to June 15, 1998. SFAS No. 133 establishes accounting and reporting standards for derivative financial instruments and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as: (1) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment; (2) a hedge of the exposure to variable cash flows of a forecasted transaction; or (3) in certain circumstances a hedge of a foreign currency exposure. The Company adopted this pronouncement, as amended by Statement of Financial Accounting Standards No. 137 "Accounting for Derivative Instruments and Hedging Activities – deferral of the Effective Date of FASB Statement No. 133" and Statement of Financial Accounting Standards No. 138 "Accounting for Certain Hedging Activities – an Amendment of FASB No. 133," on January 1, 2001. Because the Company has primarily used derivatives as cash flow hedges of interest rate risk only, the adoption of SFAS No. 133 did not have a material financial impact on the financial position and results of operations of the Company. However, should the Company change its current use of such derivatives (see Note 9), the adoption of SFAS No. 133 could have a more significant effect on the Company prospectively.

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements." In June 2000, the SEC staff amended SAB 101 to provide registrants with additional time to implement SAB 101. The Company adopted SAB 101, as required, in the fourth quarter of fiscal 2000. The adoption of SAB 101 did not have a material financial impact on the financial position or results of operations of the Company.

In March 2000, the FASB issued FASB Interpretation No. 44 ("FIN 44"), "Accounting for Certain Transactions Involving Stock Compensation." The Company was required to adopt FIN 44 effective July 1, 2000 with respect to certain provisions applicable to new awards, exchanges of awards in a business combination, modifications to outstanding awards, and changes in grantee status that occur on or after that date. FIN 44 addresses practice issues related to the application of Accounting Practice Bulletin Opinion No. 25, "Accounting for Stock Issued to Employees." The initial adoption of FIN 44 did not have a significant impact on the Company.

In September 2000, the FASB issued Statement of Financial Accounting Standards No. 140 ("SFAS No. 140"), "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." This statement is applicable for transfers of assets and extinguishments of liabilities occurring after March 31, 2001. The Company adopted the provisions of this statement as required for all transactions entered into on or after April 1, 2001. The adoption of SFAS No. 140 did not have a significant impact on the Company.

In July 2001, the SEC released Staff Accounting Bulletin No. 102 ("SAB 102"), "Selected Loan Loss Allowance and Documentation Issues." SAB 102 summarizes certain of the SEC's views on the development, documentation and application of a systematic methodology for determining allowances for loan and lease losses. Adoption of SAB 102 by the Company did not have a significant impact on the Company.

In July 2001, the FASB issued Statement of Financial Accounting Standards No. 141 ("SFAS No. 141"), "Business Combinations" and Statement of Financial Accounting Standards No. 142 ("SFAS No. 142"), "Goodwill and Other Intangible Assets." SFAS No. 141 requires the purchase method of accounting to be used for all business combinations initiated after June 30, 2001. SFAS No. 141 also addresses the initial recognition and measurement of goodwill and other intangible assets acquired in business combinations and requires intangible assets to be recognized apart from goodwill if certain tests are met. The Company does not believe the adoption of SFAS No. 141 will have a significant effect on the Company's financial position or results of operations. SFAS No. 142 requires that goodwill not be amortized but instead be measured for impairment at least annually, or when events indicate that there may be an impairment. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. Early application is permitted for companies with fiscal years beginning after March 15, 2001. The Company will adopt the provisions of this statement, as required, on January 1, 2002 and it does not believe the adoption of SFAS No. 142 will have a significant impact on the Company.

In October 2001, the FASB issued Statement of Financial Accounting Standards No. 144 ("SFAS No. 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 provides new guidance on the recognition of impairment losses on long-lived assets to be held and used or to be disposed of and also broadens the definition of what constitutes a discontinued operation and how the results of a discontinued operation are to be measured and presented. The Company is currently evaluating this statement to assess its impact on the financial statements. The provisions of SFAS No. 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001, and must be applied at the beginning of a fiscal year. The Company will adopt the provisions of this statement on January 1, 2002, as required. The Company does not believe the adoption of SFAS No. 144 will have a significant impact on the Company.

Market Risks

Market risk is the exposure to loss resulting from changes in interest rates, foreign currency exchange rates, commodity prices and equity prices. In pursuing its business plan, the primary market risk to which the Company is exposed is interest rate risk. Consistent with its liability management objectives, the Company has implemented an interest rate risk management policy based on match funding, with the objective that variable-rate assets be primarily financed by variable-rate liabilities and fixed-rate assets be primarily financed by fixed-rate liabilities.

The Company's operating results will depend in part on the difference between the interest and related income earned on its assets and the interest expense incurred in connection with its interest-bearing liabilities. Competition from other providers of real estate financing may lead to a decrease in the interest rate earned on the Company's interest-bearing assets, which the Company may not be able to offset by obtaining lower interest costs on its borrowings. Changes in the general level of interest rates prevailing in the financial markets may affect the spread between the Company's interest-earning assets and interest-bearing liabilities. Any significant compression of the spreads between interest-earning assets and interest-bearing liabilities could have a material adverse effect on the Company. In addition, an increase in interest rates could, among other things, reduce the value of the Company's interest-bearing assets and its ability to realize gains from the sale of such assets, and a decrease in interest rates could reduce the average life of the Company's interest-earning assets.

A substantial portion of the Company's loan investments are subject to significant prepayment protection in the form of lock-outs, yield maintenance provisions or other prepayment premiums which provide substantial yield protection to the Company. Those assets generally not subject to prepayment penalties include: (1) variable-rate loans based on LIBOR, originated or acquired at par, which would not result in any gain or loss upon repayment; and (2) discount loans and loan participations acquired at discounts to face values, which would result in gains upon repayment. Further, while the Company generally seeks to enter into loan investments which provide for substantial prepayment protection, in the event of declining interest rates, the Company could receive such prepayments and may not be able to reinvest such proceeds at favorable returns. Such prepayments could have an adverse effect on the spreads between interest-earning assets and interest-bearing liabilities.

While the Company has not experienced any significant credit losses, in the event of a significant rising interest rate environment and/or economic downturn, defaults could increase and result in credit losses to the Company which adversely affect its liquidity and operating results. Further, such delinquencies or defaults could have an adverse effect on the spreads between interest-earning assets and interest-bearing liabilities.

Interest rates are highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political conditions, and other factors beyond the control of the Company. As more fully discussed in Note 9 to the Company's Consolidated Financial Statements, the Company employs match funding-based hedging strategies to limit the effects of changes in interest rates on its operations, including engaging in interest rate caps, floors, swaps, futures and other interest rate-related derivative contracts. These strategies are specifically designed to reduce the Company's exposure, on specific transactions or on a portfolio basis, to changes in cash flows as a result of interest rate movements in the market. The Company does not enter into derivative contracts for speculative purposes nor as a hedge against changes in credit risk of its borrowers or of the Company itself.

Each interest rate cap or floor agreement is a legal contract between the Company and a third party (the "counterparty"). When the Company purchases a cap or floor contract, the Company makes an up-front payment to the counterparty and the counterparty agrees to make payments to the Company in the future should the reference rate (typically one- or three-month LIBOR) rise above (cap agreements) or fall below (floor agreements) the "strike" rate specified in the contract. Each contract has a notional face amount. Should the reference rate rise above the contractual strike rate in a cap, the Company will earn cap income. Should the reference rate fall below the contractual strike rate in a floor, the Company will earn floor income. Payments on an annualized basis will equal the contractual notional face amount multiplied by the difference between the actual reference rate and the contracted strike rate. The cost of the up-front payment is amortized over the term of the contract and is included in "Interest expense" on the Company's Consolidated Statements of Operations.

Interest rate swaps are agreements in which a series of interest rate flows are exchanged over a prescribed period. The notional amount on which swaps are based is not exchanged. In general, the Company's swaps are "pay fixed" swaps involving the exchange of variable-rate interest payments from the counterparty for fixed interest payments from the Company.

Interest rate futures are contracts, generally settled in cash, in which the seller agrees to deliver on a specified future date the cash equivalent of the difference between the specified price or yield indicated in the contract and the value of the specified instrument (e.g., U.S. Treasury securities) upon settlement. Under these agreements, the Company would generally receive additional cash flow at settlement if interest rates rise and pay cash if interest rates fall. The effects of such receipts or payments would be deferred and amortized over the term of the specific related fixed-rate borrowings. In the event that, in the opinion of management, it is no longer probable that a forecasted transaction will occur under terms substantially equivalent to those projected, the Company would cease recognizing such transactions as hedges and immediately recognize related gains or losses based on actual settlement or estimated settlement value.

While a REIT may freely utilize the types of derivative instruments discussed above to hedge interest rate risk on its liabilities, the use of derivatives for other purposes, including hedging asset-related risks such as credit, prepayment or interest rate exposure on the Company's loan assets, could generate income which is not qualified income for purposes of maintaining REIT status. As a consequence, the Company may only engage in such instruments to hedge such risks on a limited basis.

There can be no assurance that the Company's profitability will not be adversely affected during any period as a result of changing interest rates. In addition, hedging transactions using derivative instruments involve certain additional risks such as counterparty credit risk, legal enforceability of hedging contracts and the risk that unanticipated and significant changes in interest rates will cause a significant loss of basis in the contract. With regard to loss of basis in a hedging contract, indices upon which contracts are based may be more or less variable than the indices upon which the hedged assets or liabilities are based, thereby making the hedge less effective. The counterparties to these contractual arrangements are major financial institutions with which the Company and its affiliates may also have other financial relationships. The Company is potentially exposed to credit loss in the event of nonperformance by these counterparties. However, because of their high credit ratings, the Company does not anticipate that any of the counterparties will fail to meet their obligations. There can be no assurance that the Company will be able to adequately protect against the foregoing risks and that the Company will ultimately realize an economic benefit from any hedging contract it enters into which exceeds the related costs incurred in connection with engaging in such hedges.

The following table quantifies the potential changes in net investment income and net fair value of financial instruments should interest rates increase or decrease 100 or 200 basis points, assuming no change in the shape of the yield curve (i.e., relative interest rates). Net investment income is calculated as revenue from loans and other lending investments and operating leases, less related interest expense and operating costs on corporate tenant lease assets, for the year ended December 31, 2001. Net fair value of financial instruments is calculated as the sum of the value of derivative instruments and the present value of cash in-flows generated from interest-earning assets, less cash out-flows in respect of interest-bearing liabilities as of December 31, 2001. The cash flows associated with the Company's assets are calculated based on management's best estimate of expected payments for each loan based on loan characteristics such as loan-to-value ratio, interest rate, credit history, prepayment penalty, term and collateral type. Most of the Company's loans are protected from prepayment as a result of prepayment penalties and contractual terms which prohibit prepayments during specified periods. However, for those loans where prepayments are not currently precluded by contract, declines in interest rates may increase prepayment speeds. The base interest rate scenario assumes interest rates as of December 31, 2001. Actual results could differ significantly from those estimated in the table.

	Estimated Percentage Change In	
Change in Interest Rates:	Net Investment Income	Net Fair Value of Financial Instruments[1]
-200 Basis Points	1.23%	(17.16)%
-100 Basis Points	0.61%	(8.20)%
Base Interest Rate	0.00%	0.00%
+100 Basis Points	(0.61)%	7.76%
+200 Basis Points	(1.23)%	18.91%

Explanatory Note:

(1) Amounts exclude fair values of non-financial investments, primarily CTL assets and certain forms of corporate finance investments.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders
of iStar Financial Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of iStar Financial Inc. and its subsidiaries (the "Company") at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
New York, NY
March 1, 2002

CONSOLIDATED BALANCE SHEETS

	As of December 31, 2001	2000*
	(In thousands, except per share data)	
Assets		
Loans and other lending investments, net	$2,377,763	$2,225,183
Corporate tenant lease assets, net	1,841,800	1,670,169
Cash and cash equivalents	15,670	22,752
Restricted cash	17,852	20,441
Accrued interest and operating lease income receivable	26,688	20,167
Deferred operating lease income receivable	21,195	10,236
Deferred expenses and other assets	77,592	65,827
Total assets	$4,378,560	$4,034,775
Liabilities and Shareholders' Equity		
Liabilities:		
Accounts payable, accrued expenses and other liabilities	$ 87,538	$ 52,038
Dividends payable	5,225	56,661
Debt obligations	2,495,369	2,131,967
Total liabilities	2,588,132	2,240,666
Commitments and contingencies	—	—
Minority interest in consolidated entities	2,650	6,224
Shareholders' equity:		
Series A Preferred Stock, $0.001 par value, liquidation preference $50.00 per share, 4,400 shares issued and outstanding at December 31, 2001 and December 31, 2000	4	4
Series B Preferred Stock, $0.001 par value, liquidation preference $25.00 per share, 2,000 shares issued and outstanding at December 31, 2001 and December 31, 2000	2	2
Series C Preferred Stock, $0.001 par value, liquidation preference $25.00 per share, 1,300 shares issued and outstanding at December 31, 2001 and December 31, 2000	1	1
Series D Preferred Stock, $0.001 par value, liquidation preference $25.00 per share, 4,000 shares issued and outstanding at December 31, 2001 and December 31, 2000	4	4
Common Stock, $0.001 par value, 200,000 shares authorized, 87,387 and 85,726 shares issued and outstanding at December 31, 2001 and December 31, 2000, respectively	87	85
Warrants and options	20,456	16,943
Additional paid-in capital	1,997,931	1,966,396
Retained earnings (deficit)	(174,874)	(154,789)
Accumulated other comprehensive income (losses) (See Note 12)	(15,092)	(20)
Treasury stock (at cost)	(40,741)	(40,741)
Total shareholders' equity	1,787,778	1,787,885
Total liabilities and shareholders' equity	$4,378,560	$4,034,775

* Reclassified to conform to 2001 presentation.

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Year Ended December 31,		
	2001	2000*	1999*
	(In thousands, except per share data)		
Revenue:			
Interest income	$254,119	$268,011	$209,848
Operating lease income	201,257	185,956	42,186
Other income	28,800	17,855	12,763
Total revenue	484,176	471,822	264,797
Costs and expenses:			
Interest expense	170,121	173,891	91,184
Operating costs – corporate tenant lease assets	12,800	12,809	2,246
Depreciation and amortization	35,642	34,514	10,340
General and administrative	24,151	25,706	6,269
Provision for loan losses	7,000	6,500	4,750
Stock-based compensation expense	3,575	2,864	412
Advisory fees	–	–	16,193
Costs incurred in acquiring external advisor	–	–	94,476
Total costs and expenses	253,289	256,284	225,870
Net income before minority interest, gain on sales of corporate tenant lease assets, extraordinary loss and cumulative effect of change in accounting principle	230,887	215,538	38,927
Minority interest in consolidated entities	(218)	(195)	(41)
Gain on sales of corporate tenant lease assets	1,145	2,948	–
Net income before extraordinary loss and cumulative effect of change in accounting principle	231,814	218,291	38,886
Extraordinary loss on early extinguishment of debt	(1,620)	(705)	–
Cumulative effect of change in accounting principle (See Note 3)	(282)	–	–
Net income	$229,912	$217,586	$ 38,886
Preferred dividend requirements	(36,908)	(36,908)	(23,843)
Net income allocable to common shareholders	$193,004	$180,678	$ 15,043
Basic earnings per common share	$ 2.24	$ 2.11	$ 0.25[(1)]
Diluted earnings per common share	$ 2.19	$ 2.10	$ 0.25[(1)]

Explanatory Note:

* Reclassified to conform to 2001 presentation.

(1) Net income per basic common share excludes 1% of net income allocable to the Company's class B shares prior to November 4, 1999. These shares were exchanged for Common Stock in connection with the TriNet Acquisition and related transactions on November 4, 1999. As a result, the Company now has a single class of Common Stock outstanding.

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,		
	2001	2000*	1999*
	(In thousands)		
Cash flows from operating activities:			
Net income	$ 229,912	$ 217,586	$ 38,886
Adjustments to reconcile net income to cash flows provided by operating activities:			
Minority interest in consolidated entities	218	195	41
Non-cash expense for stock-based compensation	3,575	2,864	412
Non-cash expense for Advisor Transaction	–	–	94,476
Depreciation and amortization	56,044	47,402	15,932
Amortization of discounts/premiums and deferred interest and costs on lending investments	(41,067)	(27,059)	(25,493)
Equity in earnings of unconsolidated joint ventures and subsidiaries	(7,358)	(4,753)	(234)
Distributions from operating joint ventures	4,802	4,511	470
Deferred operating lease income receivable	(10,923)	(9,130)	(1,597)
Realized (gains)/losses on sale of securities	–	233	(11)
Gain on sales of corporate tenant lease assets	(1,145)	(2,948)	–
Extraordinary loss on early extinguishment of debt	1,620	705	–
Cumulative effect of change in accounting principle	282	–	–
Provision for loan losses	7,000	6,500	4,750
Changes in assets and liabilities:			
Decrease (increase) in accrued interest and operating lease income receivable	3,822	(3,761)	(3,089)
Decrease (increase) in deferred expenses and other assets	568	(27,928)	(1,212)
Increase (decrease) in accounts payable, accrued expenses and other liabilities	17,485	(1,702)	(3,706)
Cash flows provided by operating activities	264,835	202,715	119,625
Cash flows from investing activities:			
New investment originations/acquisitions	(921,081)	(845,597)	(640,757)
Add-on fundings on existing loan commitments	(99,626)	(56,039)	(45,916)
Net cash outflow for TriNet Acquisition (Note 3)	–	–	(23,723)
Net proceeds from sales of corporate tenant lease assets	26,306	146,265	–
Investment in iStar Operating Inc.	–	(3,443)	–
Proceeds from sale of investment securities	–	30	–
Repayments of and principal collections on loans and other lending investments	676,021	584,452	520,768
Investments in and advances to unconsolidated joint ventures	(1,601)	(24,047)	(377)
Distributions from unconsolidated joint ventures	24,265	34,759	47,365
Capital expenditures for build-to-suit activities	(14,266)	(5,022)	–
Capital improvement projects on corporate tenant lease assets	(6,629)	(6,831)	–
Other capital expenditures on corporate tenant lease assets	(4,489)	(1,179)	(1,271)
Cash flows used in investing activities	(321,100)	(176,652)	(143,911)
Cash flows from financing activities:			
Net borrowings (repayments) under revolving credit facilities	134,746	(183,837)	168,592
Borrowings under term loans	277,664	90,000	39,234
Repayments under term loans	(120,333)	(300,799)	(150)
Borrowings under unsecured bond offerings	350,000	–	–
Repayments under unsecured notes	(100,000)	–	–
Borrowings under repurchase agreements	279	65,067	–
Repayments under repurchase agreements	(56,008)	(31,564)	(7,331)
Borrowings under secured bond offerings	–	863,254	–
Repayments under secured bond offerings	(125,962)	(274,919)	–
Common dividends paid	(264,527)	(202,397)	(90,076)
Preferred dividends paid	(36,578)	(36,576)	(20,524)
Decrease (increase) in restricted cash held in connection with debt obligations	2,590	(10,246)	2,924
Distributions to minority interest in consolidated entities	(3,794)	(164)	–
Extraordinary loss on early extinguishment of debt	(1,037)	(317)	–
Payment for deferred financing costs	(30,382)	(21,048)	(4,593)
Purchase of treasury stock	–	(302)	(40,439)
Proceeds from exercise of options and issuance of DRIP shares	22,525	6,129	947
Cash flows provided by (used in) financing activities	49,183	(37,719)	48,584
Increase (decrease) in cash and cash equivalents	(7,082)	(11,656)	24,298
Cash and cash equivalents at beginning of period	22,752	34,408	10,110
Cash and cash equivalents at end of period	$ 15,670	$ 22,752	$ 34,408
Supplemental disclosure of cash flow information:			
Cash paid during the period for interest, net of amount capitalized	$ 141,271	$ 141,632	$ 85,458

* Reclassified to conform to 2001 presentation.

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(In thousands)	Series A Preferred Stock	Series B Preferred Stock	Series C Preferred Stock	Series D Preferred Stock	Common Stock at Par
Balance at January 1, 1999*	$ 44	$ –	$ –	$ –	$ –
Exercise of options	–	–	–	–	–
Dividends declared – preferred	–	–	–	–	–
Dividends declared – common	–	–	–	–	–
Effects of Incorporation Merger	(40)	–	–	–	53
Acquisition of TriNet	–	2	1	4	29
Issuance of shares of Common Stock through conversion of joint venture partners interest	–	–	–	–	–
Advisor Transaction	–	–	–	–	4
Special stock dividend	–	–	–	–	1
Purchase of treasury stock	–	–	–	–	(2)
Net income for the period	–	–	–	–	–
Change in accumulated other comprehensive income	–	–	–	–	–
Balance at December 31, 1999	$ 4	$ 2	$ 1	$ 4	$ 85
Exercise of options	–	–	–	–	–
Dividends declared – preferred	–	–	–	–	–
Dividends declared – common	–	–	–	–	–
Acquisition of ACRE Partners	–	–	–	–	–
Restricted stock units issued to employees in lieu of cash bonuses	–	–	–	–	–
Restricted stock units granted to employees	–	–	–	–	–
Issuance of stock – DRIP plan	–	–	–	–	–
Purchase of treasury stock	–	–	–	–	–
Net income for the period	–	–	–	–	–
Change in accumulated other comprehensive income	–	–	–	–	–
Balance at December 31, 2000	$ 4	$ 2	$ 1	$ 4	$ 85
Exercise of options	–	–	–	–	2
Dividends declared – preferred	–	–	–	–	–
Dividends declared – common	–	–	–	–	–
Acquisition of ACRE Partners	–	–	–	–	–
Restricted stock units issued to employees in lieu of cash bonuses	–	–	–	–	–
Restricted stock units granted to employees	–	–	–	–	–
Options granted to employees	–	–	–	–	–
Issuance of stock – DRIP plan	–	–	–	–	–
Net income for the period	–	–	–	–	–
Cumulative effect of change in accounting principle	–	–	–	–	–
Change in accumulated other comprehensive income	–	–	–	–	–
Balance at December 31, 2001	$ 4	$ 2	$ 1	$ 4	$ 87

* Reclassified to conform to 2001 presentation.

The accompanying notes are an integral part of the financial statements.

Common Stock at Par Class A	Common Stock at Par Class B	Warrants and Options	Additional Paid-In Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Losses)	Treasury Stock	Total
$ 52,408	$ 262	$18,904	$ 901,592	$ (2,459)	$ (23)	$ —	$ 970,728
63	—	(969)	1,853	—	—	—	947
—	—	—	330	(25,149)	—	—	(24,819)
—	—	—	—	(116,813)	—	—	(116,813)
(52,471)	(262)	—	52,720	—	—	—	—
—	—	—	868,933	—	—	—	868,969
—	—	—	6,226	—	—	—	6,226
—	—	—	97,862	—	—	—	97,866
—	—	—	24,456	(24,457)	—	—	—
—	—	—	—	—	—	(40,439)	(40,441)
—	—	—	—	38,886	—	—	38,886
—	—	—	—	—	(206)	—	(206)
$ —	$ —	$17,935	$1,953,972	$(129,992)	$ (229)	$(40,439)	$1,801,343
—	—	(992)	7,089	—	—	—	6,097
—	—	—	330	(36,906)	—	—	(36,576)
—	—	—	—	(205,477)	—	—	(205,477)
—	—	—	3,637	—	—	—	3,637
—	—	—	1,125	—	—	—	1,125
—	—	—	212	—	—	—	212
—	—	—	31	—	—	—	31
—	—	—	—	—	—	(302)	(302)
—	—	—	—	217,586			217,586
—	—	—	—	—	209	—	209
$ —	$ —	$16,943	$1,966,396	$(154,789)	$ (20)	$(40,741)	$1,787,885
—	—	(835)	22,550	—	—	—	21,717
—	—	—	330	(36,908)	—	—	(36,578)
—	—	—	—	(213,089)	—	—	(213,089)
—	—	—	1,219	—	—	—	1,219
—	—	—	1,478	—	—	—	1,478
—	—	—	1,250	—	—	—	1,250
—	—	4,348	—	—	—	—	4,348
—	—	—	4,708	—	—	—	4,708
—	—	—	—	229,912	—	—	229,912
—	—	—	—	—	(9,445)	—	(9,445)
—	—	—	—	—	(5,627)	—	(5,627)
$ —	$ —	$20,456	$1,997,931	$(174,874)	$(15,092)	$(40,741)	$1,787,778

Note 1 — Business and Organization.

Business – iStar Financial Inc. (the "Company") is the leading publicly traded finance company focused on the commercial real estate industry. The Company provides structured financing to private and corporate owners of real estate nationwide, including senior and junior mortgage debt, corporate mezzanine and subordinated capital, and corporate net lease financing. The Company seeks to deliver superior risk-adjusted returns on equity for shareholders by providing innovative and value-added financing solutions to its customers.

The Company has implemented its investment strategy by: (1) focusing on the origination of large, highly structured mortgage, corporate and lease financings where customers require flexible financial solutions, and avoiding commodity businesses in which there is significant direct competition from other providers of capital; (2) developing direct relationships with borrowers and corporate tenants as opposed to sourcing transactions through intermediaries; (3) adding value beyond simply providing capital by offering borrowers and corporate tenants specific lending expertise, flexibility, certainty and continuing relationships beyond the closing of a particular financing transaction; and (4) taking advantage of market anomalies in the real estate financing markets when the Company believes credit is mispriced by other providers of capital, such as the spread between lease yields and the yields on corporate tenants' underlying credit obligations.

The Company intends to continue to emphasize a mix of portfolio financing transactions to create built-in diversification and single-asset financings for properties with strong, long-term competitive market positions.

Organization – The Company began its business in 1993 through private investment funds formed to capitalize on inefficiencies in the real estate finance market. In March 1998, these funds contributed their approximately $1.1 billion of assets to the Company's predecessor, Starwood Financial Trust, in exchange for a controlling interest in that company (collectively, the "Recapitalization Transactions"). Since that time, the Company has grown by originating new lending and leasing transactions, as well as through corporate acquisitions. Specifically, in September 1998, the Company acquired the loan origination and servicing business of a major insurance company, and in December 1998, the Company acquired the mortgage and mezzanine loan portfolio of its largest private competitor. Additionally, in November 1999, the Company acquired TriNet Corporate Realty Trust, Inc. ("TriNet" or the "Leasing Subsidiary"), which was then the largest publicly traded company specializing in the net leasing of corporate office and industrial facilities (the "TriNet Acquisition"). The TriNet Acquisition was structured as a stock-for-stock merger of TriNet with a subsidiary of the Company. Concurrent with the TriNet Acquisition, the Company also acquired its external advisor (the "Advisor Transaction") in exchange for shares of common stock of the Company ("Common Stock") and converted its organizational form to a Maryland corporation (the "Incorporation Merger"). As part of the conversion to a Maryland corporation, the Company replaced its former dual class common share structure with a single class of Common Stock. The Company's Common Stock began trading on the New York Stock Exchange under the symbol "SFI" in November 1999.

The Company was eligible and elected to be taxed as a REIT for the taxable years beginning January 1, 1998.

Note 2 — Basis of Presentation

The accompanying audited Consolidated Financial Statements have been prepared in conformity with generally accepted accounting principles ("GAAP") for complete financial statements. The Consolidated Financial Statements include the accounts of the Company, its qualified REIT subsidiaries, and its majority-owned and controlled partnerships.

The Company has an investment in iStar Operating Inc. ("iStar Operating"), a taxable subsidiary that, through a wholly-owned subsidiary, services the Company's loans and certain loan portfolios owned by third parties. The Company owns all of the non-voting preferred stock and a 95% economic interest in iStar Operating. An affiliate of the Company's largest shareholder is the owner of all the voting common stock and a 5% economic interest in iStar Operating. As of December 31, 2001, there have never been any distributions to the common shareholder, nor does the Company expect to make any in the future. At any time, the Company has the right to acquire all of the common stock of iStar Operating at fair market value, which the Company believes to be nominal. In addition to the direct general and administrative costs of iStar Operating, the Company allocates a portion of its general overhead expenses to iStar Operating based on the number of employees at iStar Operating as a percentage of the Company's total employees. The Company funds losses incurred by iStar Operating.

In addition, the Company has an investment in TriNet Management Operating Company, Inc. ("TMOC"), a taxable noncontrolled subsidiary that has a $2.0 million investment in a real estate company based in Mexico. The Company owns 95% of the outstanding voting and non-voting common stock (representing 1% voting power and 95% of the economic interest) in TMOC. The other two owners of TMOC stock are executives of the Company, who own a combined 5% of the outstanding voting and non-voting common stock (representing 99% voting power and 5% economic interest) in TMOC. As of December 31, 2001 there have never been any distributions to the common shareholders, nor does the Company expect to make any in the future. At any time, the Company has the right to acquire all of the common stock of TMOC at fair market value, which the Company believes to be nominal.

Both iStar Operating and TMOC were formed as taxable corporations for purposes of maintaining compliance with REIT provisions of the Code and are accounted for under the equity method for financial reporting purposes. If they were consolidated with the Company for financial statement purposes, they would have no material impact on the Company's operations. As of December 31, 2001, these corporations have no debt obligations.

Further, certain other investments in partnerships or joint ventures which the Company does not control are also accounted for under the equity method. All significant intercompany balances and transactions have been eliminated in consolidation.

Note 3 — Summary of Significant Accounting Policies

Loans and Other Lending Investments, Net – As described in Note 5, "Loans and Other Lending Investments," includes the following investments: senior mortgages, subordinate mortgages, corporate/partnership loans and other lending or similar investments. In general, management considers its investments in this category as held-to-maturity and, accordingly, reflects such items at amortized historical cost.

Corporate Tenant Lease Assets and Depreciation – Corporate tenant lease assets are generally recorded at cost less accumulated depreciation. Certain improvements and replacements are capitalized when they extend the useful life, increase capacity or improve the efficiency of the asset. Repairs and maintenance items are expensed as incurred. Depreciation is computed using the straight line method of cost recovery over estimated useful lives of 40.0 years for buildings, five years for furniture and equipment, the shorter of the remaining lease term or expected life for tenant improvements and the remaining life of the building for building improvements.

Corporate tenant lease assets to be disposed of are reported at the lower of their carrying amount or fair value less costs to sell. The Company also periodically reviews long-lived assets to be held and used for an impairment in value whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. In accordance with management's opinion, corporate tenant lease assets to be held and used are not carried at amounts in excess of their estimated recoverable amounts.

Capitalized Interest – The Company capitalizes interest costs incurred during the land development or construction period on qualified development projects, including investments in joint ventures accounted for under the equity method. Interest capitalized was approximately $1.0 million and $513,000 during the 12-month periods ended December 31, 2001 and 2000, respectively.

Cash and Cash Equivalents – Cash and cash equivalents include cash held in banks or invested in money market funds with original maturity terms of less than 90 days.

Restricted Cash – Restricted cash represents amounts required to be maintained in escrow under certain of the Company's debt obligations and leasing transactions.

Non-Cash Activity – During 1999, the Company acquired TriNet (see Note 4). The following is a summary of the effects of this transaction on the Company's consolidated financial position (in thousands):

	Acquisition of TriNet
Fair value of:	
Assets acquired	$(1,589,714)
Liabilities assumed	676,936
Minority interest	2,524
Stock issued	875,195
Cash paid	(35,059)
Less cash acquired	11,336
Net cash outflow for TriNet Acquisition	$ (23,723)

There was no significant non-cash activity during the years ended December 31, 2001 and 2000, other than those items shown on the Company's Consolidated Statements of Cash Flows.

Revenue Recognition – The Company's revenue recognition policies are as follows:

Loans and Other Lending Investments: The Company generally intends to hold all of its loans and other lending investments to maturity. Accordingly, it reflects all of these investments at amortized cost less allowance for loan losses, acquisition premiums or discounts, deferred loan fees and undisbursed loan funds. On occasion, the Company may acquire loans at either premiums or discounts based on the credit characteristics of such loans. These premiums or discounts are recognized as yield adjustments over the lives of the related loans. If loans that were acquired at a premium or discount are prepaid, the Company immediately recognizes the unamortized premium or discount as a decrease or increase in the prepayment gain or loss, respectively. Loan origination or exit fees, as well as direct loan origination costs, are also deferred and recognized over the lives of the related loans as a yield adjustment. Interest income is recognized using the effective interest method applied on a loan-by-loan basis.

A limited number of the Company's loans provide for accrual of interest at specified rates which differ from current payment terms. Interest is recognized on such loans at the accrual rate subject to management's determination that accrued interest and outstanding principal are ultimately collectible, based on the underlying collateral and operations of the borrower.

Prepayment penalties or yield maintenance payments from borrowers are recognized as additional income when received. Certain of the Company's loan investments provide for additional interest based on the borrower's operating cash flow or appreciation of the underlying collateral. Such amounts are considered contingent interest and are reflected as income only upon certainty of collection.

Leasing Investments: Operating lease revenue is recognized on the straight-line method of accounting from the later of the date of the origination of the lease or the date of acquisition of the facility subject to existing leases. Accordingly, contractual lease payment increases are recognized evenly over the term of the lease. The cumulative difference between lease revenue recognized under this method and contractual lease payment terms is recorded as a deferred operating lease income receivable on the balance sheet.

Provision for Loan Losses – The Company's accounting policies require that an allowance for estimated loan losses be maintained at a level that management, based upon an evaluation of known and inherent risks in the portfolio, considers adequate to provide for loan losses. Specific valuation allowances are established for impaired loans in the amount by which the carrying value, before allowance for estimated losses, exceeds the fair value of collateral less disposition costs on an individual loan basis. Management considers a loan to be impaired when, based upon current information and events, it believes that it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement on a timely basis. Management measures these impaired loans at the fair value of the loans' underlying collateral less estimated disposition costs. Impaired loans may be left on accrual status during the period the Company is pursuing repayment of the loan; however, these loans are placed on non-accrual status at such time as: (1) management believes that the potential risk exists that scheduled debt service payments will not be met within the coming 12 months; (2) the loans become 90 days delinquent; (3) management determines the borrower is incapable of, or has ceased efforts toward, curing the cause of the impairment; or (4) the net realizable value of the loan's underlying collateral approximates the Company's carrying value of such loan. While on non-accrual status, interest income is recognized only upon actual receipt. Impairment losses are recognized as direct write-downs of the related loan with a corresponding charge to the provision for loan losses. Charge-offs occur when loans, or a portion thereof, are considered uncollectible and of such little value that further pursuit of collection is not warranted. Management also provides a loan portfolio reserve based upon its periodic evaluation and analysis of the portfolio, historical and industry loss experience, economic conditions and trends, collateral values and quality, and other relevant factors.

Income Taxes – As a REIT, the Company is subject to federal income taxation at corporate rates on its REIT taxable income; however, the Company is allowed a deduction for the amount of dividends paid to its shareholders, thereby subjecting the distributed net income of the Company to taxation at the shareholder level only. The Company intends to operate in a manner consistent with and to elect to be treated as a REIT. iStar Operating and TMOC, the Company's taxable subsidiaries, are not consolidated for federal income tax purposes and are taxed as corporations. For financial reporting purposes, current and deferred taxes are provided for in the portion of earnings recognized by the Company with respect to its interest in iStar Operating and TMOC. Accordingly, except for the Company's taxable subsidiaries, no current or deferred taxes are provided for in the Consolidated Financial Statements.

Net Income Allocable to Common Shares – Net income allocable to common shares excludes 1% of net income allocable to the class B shares prior to November 4, 1999. The class A and class B shares were exchanged for Common Stock in connection with the TriNet Acquisition, as more fully described in Note 4.

Earnings (Loss) Per Common Shares – In accordance with the Statement of Financial Accounting Standards No. 128 ("FASB No. 128"), the Company presents both basic and diluted earnings per share ("EPS"). Basic earnings per share ("Basic EPS") excludes dilution and is computed by dividing net income available to common shareholders by the weighted average number of shares outstanding for the period. Diluted earnings per share ("Diluted EPS") reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock, where such exercise or conversion would result in a lower earnings per share amount.

Reclassifications – Certain prior year amounts have been reclassified in the Consolidated Financial Statements and the related notes to conform to the 2001 presentation.

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Change in Accounting Principle – In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133 ("SFAS No. 133"), "Accounting for Derivative Instruments and Hedging Activities." On June 23, 1999, the FASB voted to defer the effectiveness of SFAS No. 133 for one year. SFAS No. 133 is now effective for fiscal years beginning after June 15, 2000, but earlier application is permitted as of the beginning of any fiscal quarter subsequent to June 15, 1998. SFAS No. 133 establishes accounting and reporting standards for derivative financial instruments and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as: (1) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment; (2) a hedge of the exposure to variable cash flows of a forecasted transaction; or (3) in certain circumstances, a hedge of a foreign currency exposure. The Company adopted this pronouncement, as amended by Statement of Financial Accounting Standards No. 137 "Accounting for Derivative Instruments and Hedging Activities – deferral of the Effective Date of FASB Statement No. 133" and Statement of Financial Accounting Standards No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities – an Amendment of FASB Statement No. 133," on January 1, 2001. Because the Company has primarily used derivatives as cash flow hedges of interest rate risk only, the adoption of SFAS No. 133 did not have a material financial impact on the financial position and results of operations of the Company. However, should the Company change its current use of such derivatives (see Note 9), the adoption of SFAS No. 133 could have a more significant effect on the Company prospectively.

Upon adoption, the Company recognized a charge to net income of approximately $282,000 and an additional charge of $9.4 million to other comprehensive income, representing the cumulative effect of the change in accounting principle.

Other New Accounting Standards – In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements." In June 2000, the SEC staff amended SAB 101 to provide registrants with additional time to implement SAB 101. The Company adopted SAB 101, as required, in the fourth quarter of fiscal 2000. The adoption of SAB 101 did not have a material financial impact on the financial position or the results of operations of the Company.

In March 2000, the FASB issued FASB Interpretation No. 44 ("FIN 44"), "Accounting for Certain Transactions Involving Stock Compensation." The Company was required to adopt FIN 44 effective July 1, 2000 with respect to certain provisions applicable to new awards, exchanges of awards in a business combination, modifications to outstanding awards, and changes in grantee status that occur on or after that date. FIN 44 addresses practice issues related to the application of Accounting Practice Bulletin Opinion No. 25, "Accounting for Stock Issued to Employees." The initial adoption of FIN 44 by the Company did not have a significant impact on the Company.

In September 2000, the FASB issued Statement of Financial Accounting Standards No. 140 ("SFAS No. 140"), "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." This statement is applicable for transfers of assets and extinguishments of liabilities occurring after March 31, 2001. The Company adopted the provisions of this statement as required for all transactions entered into on or after April 1, 2001. The adoption of SFAS No. 140 did not have a significant impact on the Company.

In July 2001, the SEC released Staff Accounting Bulletin No. 102 ("SAB 102"), "Selected Loan Loss Allowance and Documentation Issues." SAB 102 summarizes certain of the SEC's views on the development, documentation and application of a systematic methodology for determining allowances for loan and lease losses. Adoption of SAB 102 by the Company did not have a significant impact on the Company.

In July 2001, the FASB issued Statement of Financial Accounting Standards No. 141 ("SFAS No. 141"), "Business Combinations" and Statement of Financial Accounting Standards No. 142 ("SFAS No. 142"), "Goodwill and Other Intangible Assets." SFAS No. 141 requires the purchase method of accounting to be used for all business combinations initiated after June 30, 2001. SFAS No. 141 also addresses the initial recognition and measurement of goodwill and other intangible assets acquired in business combinations and requires intangible assets to be recognized apart from goodwill if certain tests are met. The Company does not believe the adoption of SFAS No. 141 will have a material impact on the Company's financial position or results of operations. SFAS No. 142 requires that goodwill not be amortized but instead be measured for impairment at least annually, or when events indicate that there may be an impairment. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. Early application is permitted for companies with fiscal years beginning after March 15, 2001. The Company will adopt the provisions of this statement on January 1, 2002, as required, and it does not believe the adoption of SFAS No. 142 will have a significant impact on the Company.

In October 2001, the FASB issued Statement of Financial Accounting Standards No. 144 ("SFAS No. 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 provides new guidance on the recognition of impairment losses on long-lived assets to be held and used or to be disposed of and also broadens the definition of what constitutes a discontinued operation and how the results of a discontinued operation are to be measured and presented. The Company is currently evaluating this statement to assess its impact on the financial statements. The provisions of SFAS No. 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001, and must be applied at the beginning of a fiscal year. The Company will adopt the provisions of this statement on January 1, 2002, as required. The Company does not believe the adoption of SFAS No. 144 will have a significant impact on the Company.

Note 4 — Capital Transactions

Prior Transactions with Affiliates – Prior to November 4, 1999, the Company was party to an Advisory Agreement (the "Former Advisory Agreement") with an external advisor (the "Former Advisor"), an affiliate of SOFIV SMT Holdings., L.L.C. ("SOF IV") and certain other affiliates (collectively, the "Starwood Investors"). Pursuant to the Former Advisory Agreement, the Former Advisor managed the affairs of the Company. In connection with the Advisory Agreement, the Company paid the Former Advisor a quarterly base management fee of 0.3125% (1.25% per annum) of the Book Equity Value of the Company, as defined. In addition, the Company paid the Former Advisor a quarterly incentive fee of 5.00% of the Company's Adjusted Net Income in excess of a benchmark rate. Prior to the transactions described below through which, among other things, the Company became internally-managed, the Company was dependent on the services of the Former Advisor and its officers and employees for the successful execution of its business strategy.

On October 30, 2001, the Starwood Investors sold 18.975 million shares of Common Stock (including the subsequently exercised 2.475 million share over-allotment option granted to the underwriters) owned by them. The Company did not sell any shares in this offering. As a result of the secondary offering, Starwood Mezzanine holds no remaining interest in the Company and SOF IV currently owns approximately 38.7% of the Company's Common Stock (based on the diluted sharecount as of December 31, 2001).

1999 Transactions – On November 3, 1999, consistent with previously announced terms, the Company's shareholders approved a series of transactions including: (1) the acquisition, through a merger, of TriNet; (2) the acquisition, through a merger and a contribution of interests, of 100% of the ownership interests in the Advisor; and (3) the change in form, through a merger, of the Company's organization to a Maryland corporation. TriNet shareholders also approved the TriNet Acquisition on November 3, 1999. These transactions were consummated on November 4, 1999. As part of these transactions, the Company also replaced its dual class common share structure with a single class of Common Stock.

TriNet Acquisition – TriNet merged with and into a subsidiary of the Company, with TriNet surviving as a wholly-owned subsidiary of the Company (the "Leasing Subsidiary"). In the TriNet Acquisition, each share of TriNet common stock was converted into 1.15 shares of Common Stock, resulting in an aggregate issuance of 28.9 million shares of Common Stock. Each share of TriNet Series A, Series B and Series C Cumulative Redeemable Preferred Stock was converted into a share of Series B, Series C or Series D (respectively) Cumulative Redeemable Preferred Stock of the Company. The Company's preferred stock issued to the former TriNet preferred shareholders has substantially the same terms as the TriNet preferred stock, except that the new Series B, C and D preferred stock has additional voting rights not associated with the TriNet preferred stock. The holders of the Company's Series A preferred stock retained the same rights and preferences as existed prior to the TriNet Acquisition. The TriNet Acquisition was accounted for as a purchase.

Advisor Transaction – Contemporaneously with the consummation of the TriNet Acquisition, the Company acquired 100% of the interests in the Former Advisor in exchange for total consideration of four million shares of Common Stock. For accounting purposes, the Advisor Transaction was not considered the acquisition of a "business" in applying Accounting Principles Board Opinion No. 16, "Business Combinations" and, therefore, the market value of the Common Stock issued in excess of the fair value of the net tangible assets acquired of approximately $94.5 million was charged to operating income as a non-recurring, non-cash item in the fourth quarter of 1999, rather than capitalized as goodwill.

Incorporation Merger – Prior to the consummation of the TriNet Acquisition and the Advisor Transaction, the Company changed its form from a Maryland trust to a Maryland corporation in the Incorporation Merger, which technically involved a merger of the Company with a wholly-owned subsidiary formed solely to effect such merger. In the Incorporation Merger, the former class B shares were converted into shares of Common Stock on a 49-for-one basis (the same ratio at which the former class B shares were previously convertible into class A shares), and the class A shares were converted into shares of Common Stock on a one-for-one basis. As a result, the Company no longer has multiple classes of common shares. The Incorporation Merger was treated as a transfer of assets and liabilities under common control. Accordingly, the assets and liabilities transferred from the Maryland trust to the Maryland corporation were reflected at their predecessor basis and no gain or loss was recognized.

The Company declared and paid a special dividend of one million shares of its Common Stock payable pro rata to all holders of record of its Common Stock following completion of the Incorporation Merger, but prior to the effective time of the TriNet Acquisition and the Advisor Transaction.

Pro Forma Information – The summary unaudited pro forma consolidated statements of operations for the year ended December 31, 1999 are presented as if the following transactions, consummated in November 1999, had occurred on January 1, 1999: (1) the TriNet Acquisition; (2) the Advisor Transaction; and (3) the borrowings necessary to consummate the aforementioned transactions. The unaudited pro forma information is based upon the historical consolidated results of operations of the Company and TriNet for the year ended December 31, 1999, after giving effect to the events described above.

Pro Forma Consolidated Statements of Operations

	For the Year Ended December 31, 1999
	(In thousands, except per share data) *(Unaudited)*
Revenue:	
Interest income	$218,359
Operating lease income	186,776
Other income	21,000
Total revenue	426,135
Expenses:	
Interest expense	135,795
Operating costs – corporate tenant lease assets	12,601
Depreciation and amortization	36,423
General and administrative	21,716
Provision for loan losses	4,750
Stock-based compensation expense	2,474
Total costs and expenses	213,759
Income before minority interest	$212,376
Minority interest	(164)
Net income	$212,212
Preferred dividend requirements	(36,906)
Net income allocable to common shareholders	$175,306
Basic Earnings Per Share:	
Basic earnings per common share	$ 2.01
Weighted average number of common shares outstanding	87,073

Investments and dispositions are assumed to have taken place as of January 1, 1999; however, loan originations and acquisitions are not reflected in these pro forma numbers until the actual origination or acquisition date by the Company. The pro forma information above excludes the charge of approximately $94.5 million taken by the Company in fiscal 1999 to reflect the costs incurred in acquiring the Former Advisor as such charge is non-recurring. The pro forma information also excludes certain non-recurring historical charges recorded by TriNet of $3.4 million in 1999 for a provision for a write-down of CTL assets. General and administrative costs represent estimated expense levels as an internally-managed Company.

The pro forma financial information is not necessarily indicative of what the consolidated results of operations of the Company would have been as of and for the period indicated, nor does it purport to represent the results of operations for future periods.

Note 5 — Loans and Other Lending Investments

The following is a summary description of the Company's loans and other lending investments (in thousands)[1]:

Type of Investment	Underlying Property Type	# of Borrowers In Class[1]	Principal Balances Outstanding[1]	Carrying Value as of December 31, 2001	Carrying Value as of December 31, 2000
Senior Mortgages	Office/Residential/Retail/ Resort/Entertainment/ Hotel/Mixed Use	20	$1,173,945	$1,158,669	$1,210,992
Subordinated Mortgages[5]	Office/Mixed Use/ Residential/Hotel	21	590,052	585,698	493,430
Corporate Loans/ Partnership Loans/ Unsecured Notes[6]	Office/Retail/Hotel/ Entertainment/ Residential/Mixed Use	18	418,016	395,083	373,227
Other Lending Investments	Retail/Industrial/ Office/Mixed Use	11	284,060	259,313	161,534
Gross Carrying Value				$2,398,763	$2,239,183
Provision for Loan Losses				(21,000)	(14,000)
Total, Net				$2,377,763	$2,225,183

Type of Investment	Effective Maturity Rates	Contractual Interest Payment Rates[1]	Contractual Interest Accrued Rates[2]	Principal Amortization	Participation Features
Senior Mortgages	2002 to 2019	Fixed: 7.32% to 10.82% Variable: LIBOR + 1.50% to 6.00%	Fixed: 7.32% to 16.00% Variable: LIBOR + 1.50% to 6.00%	Yes[3]	No
Subordinated Mortgages[5]	2002 to 2011	Fixed: 7.00% to 15.25% Variable: LIBOR + 2.12% to 9.45%	Fixed: 7.32% to 17.00% Variable: LIBOR + 2.78% to 9.45%	Yes[3]	Yes[4]
Corporate Loans/ Partnership Loans/ Unsecured Notes[6]	2002 to 2011	Fixed: 7.33% to 15.00% Variable: LIBOR + 5.00% to 7.50%	Fixed: 7.33% to 17.50% Variable: LIBOR + 5.00% to 7.50%	Yes[3]	Yes[4]
Other Lending Investments	2003 to 2013	Fixed: 6.75% to 12.50%	Fixed: 6.75% to 12.50%	No	Yes[4]

Explanatory Notes:

(1) Amounts and details are for loans outstanding as of December 31, 2001.

(2) Substantially all variable-rate loans are based on 30-day LIBOR and reprice monthly. The 30-day LIBOR rate on December 31, 2001 was 1.87%.

(3) The loans require fixed payments of principal and interest resulting in partial principal amortization over the term of the loan with the remaining principal due at maturity. In addition, one of the loans permits additional annual prepayments of principal of up to $1.3 million without penalty at the borrower's option.

(4) Under some of these loans, the lender receives additional payments representing additional interest from participation in available cash flow from operations of the property and the proceeds, in excess of a base amount, arising from a sale or refinancing of the property.

(5) Includes a participation interest in a second mortgage and a subordinate interest in a private REMIC whose sole asset is a single first mortgage loan.

(6) Includes a subordinate interest in a private REMIC whose sole asset is a single first mortgage loan.

During the 12-month periods ended December 31, 2001 and 2000, respectively, the Company and its affiliated ventures originated or acquired an aggregate of approximately $696.9 million and $721.2 million in loans and other lending investments, funded $99.6 million and $56.0 million under existing loan commitments, and received principal repayments of $676.0 million and $584.5 million.

As of December 31, 2001, the Company had ten loans with unfunded commitments. The total unfunded commitment amount was approximately $169.3 million, of which $31.8 million was discretionary (i.e., at the Company's option) and $137.5 million was non-discretionary.

The Company's loans and other lending investments are predominantly pledged as collateral under either the iStar Asset Receivables secured notes, the secured revolving facilities or secured term loans (see Note 7).

The Company has reflected provisions for loan losses of approximately $7.0 million, $6.5 million and $4.8 million during the years ended December 31, 2001, 2000 and 1999, respectively. These provisions represent loan portfolio reserves based on management's evaluation of general market conditions, the Company's internal risk management policies and credit risk ratings system, industry loss experience, the likelihood of delinquencies or defaults, and the underlying collateral. No direct impairment reserves on specific loans were considered necessary.

Note 6 — Corporate Tenant Lease Assets

The Company's investments in corporate tenant lease assets, at cost, were as follows (in thousands):

	For the Year Ended December 31,	
	2001	2000
Buildings and improvements	$1,504,956	$1,294,572
Land and land improvements	356,830	344,490
Less: accumulated depreciation	(80,221)	(46,975)
	1,781,565	1,592,087
Investments in unconsolidated joint ventures	60,235	78,082
Corporate tenant lease assets, net	$1,841,800	$1,670,169

The Company's CTL assets are leased to customers with initial term expiration dates from 2002 to 2023. Future operating lease payments under non-cancelable leases, excluding customer reimbursements of expenses, in effect at December 31, 2001, are approximately as follows (in thousands):

Year	Amount
2002	$ 202,004
2003	197,289
2004	179,580
2005	162,268
2006	147,107
Thereafter	1,089,920

Under certain leases, the Company receives additional participating lease payments to the extent gross revenues of the corporate tenant exceed a base amount. The Company earned $0.4 million, $0.6 million and $0.5 million of such additional participating lease payments in the years ended December 31, 2001, 2000 and 1999, respectively. In addition, the Company also receives reimbursements from customers for certain facility operating expenses.

The Company is subject to expansion option agreements with three existing customers which could require the Company to fund and to construct up to 166,000 square feet of additional adjacent space on which the Company would receive additional operating lease income under the terms of the option agreements.

Investments In and Advances To Unconsolidated Joint Ventures – At December 31, 2001, the Company had investments in five joint ventures: (1) TriNet Sunnyvale Partners L.P. ("Sunnyvale"), whose external partners are John D. O'Donnell, Trustee, John W. Hopkins, and Donald S. Grant; (2) Corporate Technology Associates LLC ("CTC I"), whose external member is Corporate Technology Centre Partners LLC; (3) Sierra Land Ventures ("Sierra"), whose external joint venture partner is Sierra-LC Land, Ltd.; (4) TriNet Milpitas Associates, LLC ("Milpitas"), whose external member is The Prudential Insurance Company of America; and (5) ACRE Simon, L.L.C. ("ACRE"), whose external partner is William E. Simon & Sons Realty Investments, L.L.C. These ventures were formed for the purpose of operating, acquiring and in certain cases, developing corporate tenant lease facilities. The Company previously had an equity investment in CTC II. The corporate tenant lease assets held in that joint venture were sold for approximately $66.0 million in September 2000. In connection with this sale, the Company's note receivable from the venture was modified to mature on December 31, 2001, on which date it was repaid in full.

At December 31, 2001, the ventures comprised 23 net leased facilities. Additionally, 17.7 acres of land are held for sale. The Company's combined investment in these joint ventures at December 31, 2001 was $60.2 million. The joint ventures' carrying value for the 23 facilities owned at December 31, 2001 was $334.1 million. The joint ventures' carrying value of the land held for sale was $7.7 million. In the aggregate, the joint ventures had total assets of $384.6 million and total liabilities of $277.8 million as of December 31, 2001, and net income of $16.6 million for the 12 months ended December 31, 2001. The Company accounts for these investments under the equity method because the Company's joint venture partners have certain participating rights which limit the Company's control. The Company's ownership percentages, its investments in and advances to unconsolidated joint ventures, its respective income and the Company's pro rata share of its ventures' third-party non-recourse debt as of December 31, 2001 are presented below (in thousands):

Unconsolidated Joint Venture	Ownership %	Equity Investment	Joint Venture Income	Pro Rata Share of Third-Party Non-Recourse Debt	Third-Party Debt: Interest Rate	Third-Party Debt: Scheduled Maturity Date
Operating:						
Sunnyvale	44.7%	$13,168	$ 1,179	$ 10,728	LIBOR + 1.25%	November 2004[1]
CTC I	50.0%	12,383	4,208	60,611	7.66%–7.87%	Various through 2011
Milpitas	50.0%	24,177	3,998	40,120	6.55%	November 2005
ACRE Simon	20.0%	5,370	179	6,578	7.61%–8.43%	Various through 2011
Development:						
Sierra	50.0%	5,137	54	–	N/A	N/A
Total		$60,235	$9,618	$118,037		

Explanatory Note:

(1) Maturity date reflects a one-year extension at the venture's option.

Effective March 15, 2000, ACRE entered into an interest rate cap agreement which had a notional amount of $17.4 million and a LIBOR strike of 7.25%. This instrument did not qualify for hedge accounting at inception and is therefore reflected at fair value at each balance sheet date, with changes in value included in the income statement for the period. This cap expired on February 1, 2002.

Effective September 29, 2000, iStar Sunnyvale Partners, LP (the entity which is controlled by Sunnyvale) entered into an interest rate cap agreement limiting the venture's exposure to interest rate movements on its $24.0 million LIBOR-based mortgage loan to an interest rate of 9.0% through November 9, 2003.

Currently, the limited partners of Sunnyvale have the option to convert their partnership interest into cash; however, the Company may elect to deliver 297,728 shares of Common Stock in lieu of cash. Additionally, commencing in February 2002, subject to acceleration under certain circumstances, the venture interest held by the external member of Milpitas may be converted into 984,476 shares of Common Stock.

Income generated from the above joint venture investments is included in "Operating Lease Income" in the Consolidated Statements of Operations.

Note 7 — Debt Obligations

As of December 31, 2001 and 2000, the Company has debt obligations under various arrangements with financial institutions as follows (in thousands):

	Maximum Amount Available	Carrying Value as of December 31, 2001	Carrying Value as of December 31, 2000	Stated Interest Rates	Scheduled Maturity Date
Secured revolving credit facilities:					
Line of credit	$ 700,000	$ 312,300	$ 284,371	LIBOR + 1.75%–2.25%	March 2005(1)
Line of credit	700,000	439,309	–	LIBOR + 1.40%–2.15%	January 2005(1)
Line of credit	500,000	148,937	307,978	LIBOR + 1.50%–1.75%	August 2003(1)
Unsecured revolving credit facilities:					
Line of credit	300,000	–	–	LIBOR + 2.125%	July 2004(2)
Line of credit	N/A	N/A	173,450	LIBOR + 1.55%	May 2002(2)
Line of credit	N/A	N/A	–	LIBOR + 2.25%	January 2003(2)
Total revolving credit facilities	$2,200,000	900,546	765,799		
Secured term loans:					
Secured by corporate tenant lease assets		193,000	–	LIBOR + 1.85%	July 2006(2)
Secured by corporate tenant lease assets		147,520	150,678	7.44%	March 2009
Secured by corporate lending investments		60,000	60,000	LIBOR + 2.50%	June 2004(4)
Secured by corporate tenant lease assets		55,819	60,471	6.00%–11.38%	Various through 2011
Secured by corporate lending investments		50,000	–	LIBOR + 2.50%	July 2004(4)
Secured by corporate tenant lease assets		–	77,860	LIBOR + 1.38%	June 2001
Total term loans		506,339	349,009		
Plus: debt premium		274	51		
Total secured term loans		506,613	349,060		
iStar Asset Receivables secured notes:					
Class A		81,152	207,114	LIBOR + 0.30%	August 2003(5)
Class B		94,055	94,055	LIBOR + 0.50%	October 2003(5)
Class C		105,813	105,813	LIBOR + 1.00%	January 2004(5)
Class D		52,906	52,906	LIBOR + 1.45%	June 2004(5)
Class E		123,447	123,447	LIBOR + 2.75%	January 2005(5)
Class F		5,000	5,000	LIBOR + 3.15%	January 2005(5)
Total iStar Asset Receivables secured notes		462,373	588,335		
Unsecured notes:					
6.75% Dealer Remarketable Securities(6,7)		125,000	125,000	6.75%	March 2013
7.30% Notes(6)		–	100,000	7.30%	May 2001
7.70% Notes(6)		100,000	100,000	7.70%	July 2017
7.95% Notes(6)		50,000	50,000	7.95%	May 2006
8.75% Notes		350,000	–	8.75%	August 2008
Total unsecured notes		625,000	375,000		
Less: debt discount(8)		(15,698)	(18,490)		
Total unsecured notes		609,302	356,510		
Other debt obligations		16,535	72,263	Various	Various
Total debt obligations		$2,495,369	$2,131,967		

Explanatory Notes:

(1) Maturity date reflects a one-year "term-out" extension at the Company's option.

(2) On July 27, 2001, the Company replaced both unsecured facilities with a new $300.0 million unsecured revolving credit facility bearing interest at LIBOR + 2.125%. The new facility has an initial maturity of July 2003 with a one-year extension at the Company's option and another one-year extension at the lenders' option.

(3) Maturity date reflects two one-year extensions at the Company's option.

(4) Maturity date reflects a one-year extension at the Company's option.

(5) Principal payments on these bonds are a function of the principal repayments on loan assets which collateralize these obligations. The dates indicated above represent the expected date on which the final payment would occur for such class based on the assumptions that the loans which collateralize the obligations are not voluntarily prepaid, the loans are paid on their effective maturity dates and no extensions of the effective maturity dates of any of the loans are granted. The final maturity date for the underlying indenture on classes A, B, C, D, E and F is September 25, 2022.

(6) The notes are callable by the Company at any time for an amount equal to the total of principal outstanding, accrued interest and the applicable make-whole prepayment premium.

(7) Subject to mandatory tender on March 1, 2003, to either the dealer or the Leasing Subsidiary. The initial coupon of 6.75% applies to the first five-year term through the mandatory tender date. If tendered to the dealer, the notes must be remarketed. The rates reset to then-prevailing market rates upon remarketing.

(8) These obligations were assumed as part of the TriNet Acquisition. As part of the accounting for the purchase, these fixed-rate obligations were considered to have stated interest rates which were below the then-prevailing market rates at which the Leasing Subsidiary could issue new debt obligations and, accordingly, the Company ascribed a market discount to each obligation. Such discounts are amortized as an adjustment to interest expense using the effective interest method over the related term of the obligations. As adjusted, the effective annual interest rates on these obligations were 8.81%, 8.75%, 9.51% and 9.04%, for the 6.75% Dealer Remarketable Securities, 7.30% Notes, 7.70% Notes and 7.95% Notes, respectively.

Availability of amounts under the secured revolving credit facilities are based on percentage borrowing base calculations. In addition, certain of the Company's debt obligations contain financial covenants.

On May 17, 2000, the Company closed the inaugural offering under its proprietary matched funding program, STARs, Series 2000–1. In the initial transaction, a wholly-owned subsidiary of the Company issued $896.5 million of investment grade bonds secured by the subsidiary's assets, which had an aggregate outstanding principal balance of approximately $1.2 billion at inception. Principal payments received on the assets will be utilized to repay the most senior class of the bonds then outstanding. The maturity of the bonds match funds the maturity of the underlying assets financed under the program. For accounting purposes, this transaction was treated as a secured financing.

On January 11, 2001, the Company closed a new $700.0 million secured revolving credit facility which is led by a major commercial bank. The new facility has a three-year primary term and one-year "term-out" extension option, and bears interest at LIBOR plus 1.40% to 2.15%, depending upon the collateral contributed to the borrowing base. The new facility accepts a broad range of structured finance assets and has a final maturity of January 2005. In addition, on February 22, 2001, the Company extended the maturity of its $350.0 million unsecured revolving credit facility to May 2002.

On May 15, 2001, the Company repaid its $100.0 million 7.30% unsecured notes. These notes were senior unsecured obligations of the Leasing Subsidiary and ranked equally with the Leasing Subsidiary's other senior unsecured and unsubordinated indebtedness.

On June 14, 2001, the Company closed $193.0 million of term loan financing secured by 15 corporate tenant lease assets. The variable-rate loan bears interest at LIBOR plus 1.85% (not to exceed 10.00%) and has two one-year extensions at the Company's option. The Company used these proceeds to repay a $77.8 million secured term loan maturing in June 2001 and to pay down a portion of its revolving credit facilities. In addition, the Company extended the final maturity of its $500.0 million secured revolving credit facility to August 12, 2003.

On July 6, 2001, the Leasing Subsidiary financed a $75.0 million structured finance asset with a $50.0 million term loan bearing interest at LIBOR + 2.50%. The loan has a maturity of July 2006, including a one-year extension at the Leasing Subsidiary's option.

On July 27, 2001, the Company completed a $300.0 million unsecured revolving credit facility with a group of leading financial institutions. The new facility has an initial maturity of July 2003, with a one-year extension at the Company's option and another one-year extension at the lenders' option. The new facility replaces two prior credit facilities maturing in 2002 and 2003, and bears interest at LIBOR + 2.125%.

On August 9, 2001, the Company issued $350.0 million of 8.75% senior notes due in 2008. The notes are unsecured senior obligations of the Company. The Company used the net proceeds to repay outstanding borrowings under its secured credit facilities.

During the years ended December 31, 2001 and 2000, the Company incurred an extraordinary loss of approximately $1.6 million and $0.7 million, respectively, as a result of the early retirement of certain debt obligations of its Leasing Subsidiary.

As of December 31, 2001, future expected/scheduled maturities of outstanding long-term debt obligations are as follows (in thousands):[1]

2002	$ 29,207
2003	324,144
2004	218,719
2005	883,563
2006	293,000
Thereafter	762,160
Total principal maturities	2,510,793
Net unamortized debt discounts	(15,424)
Total debt obligations	$2,495,369

Explanatory Note:

(1) Assumes exercise of extensions to the extent such extensions are at the Company's option.

Note 8 — Shareholders' Equity

The Company's charter provides for the issuance of up to 200.0 million shares of Common Stock, par value $0.001 per share, and 30.0 million shares of preferred stock. The Company has 4.4 million shares of 9.5% Series A Cumulative Redeemable Preferred Stock, 2.3 million shares of 9.375% Series B Cumulative Redeemable Preferred Stock, 1.5 million shares of 9.20% Series C Cumulative Redeemable Preferred Stock, and 4.6 million shares of 8.0% Series D Cumulative Redeemable Preferred Stock. The Series A, B, C and D Cumulative Redeemable Preferred Stock are redeemable without premium at the option of the Company at their respective liquidation preferences beginning on December 15, 2003, June 15, 2001, August 15, 2001 and October 8, 2002, respectively.

On December 15, 1998, the Company issued warrants to acquire 6.1 million common shares of Common Stock, as adjusted for dilution, at $34.35 per share. The warrants are exercisable on or after December 15, 1999 at a price of $34.35 per share and expire on December 15, 2005.

Stock Repurchase Program – The Board of Directors approved, and the Company has implemented, a stock repurchase program under which the Company is authorized to repurchase up to 5.0 million shares of its Common Stock from time to time, primarily using proceeds from the disposition of assets or loan repayments and excess cash flow from operations, but also using borrowings under its credit facilities if the Company determines that it is advantageous to do so. As of both December 31, 2001 and 2000, the Company had repurchased approximately 2.3 million shares at an aggregate cost of approximately $40.7 million.

DRIP Program – The Company maintains a dividend reinvestment and direct stock purchase plan. Under the dividend reinvestment component of the plan, the Company's shareholders may purchase additional shares of Common Stock without payment of brokerage commissions or service charges by automatically reinvesting all or a portion of their Common Stock cash dividends. Under the direct stock purchase component of the plan, the Company's shareholders and new investors may purchase shares of Common Stock directly from the Company without payment of brokerage commissions or service charges. All purchases of shares in excess of $10,000 per month pursuant to the direct purchase component are at the Company's sole discretion. Shares issued under the plan may reflect a discount of up to a 3.0% from the prevailing market price of the Company's Common Stock. The Company is authorized to issue up to 8.0 million shares of Common Stock pursuant to the dividend reinvestment and direct stock purchase plan. In 2001, the Company issued a total of 195,078 shares of its Common Stock through the direct stock purchase component of the plan for net proceeds of approximately $4.7 million. Approximately $3.9 million of these proceeds were received in January 2002.

Note 9 — Risk Management and Use of Financial Instruments

Risk Management – In the normal course of its on-going business operations, the Company encounters economic risk. There are three main components of economic risk: interest rate risk, credit risk and market risk. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different speeds, or different bases, than its interest-earning assets. Credit risk is the risk of default on the Company's lending investments that results from a property's, borrower's or corporate tenant's inability or unwillingness to make contractually required payments. Market risk reflects changes in the value of loans due to changes in interest rates or other market factors, including the rate of prepayments of principal and the value of the collateral underlying loans and the valuation of corporate tenant lease facilities held by the Company.

Use of Derivative Financial Instruments – The Company's use of derivative financial instruments is primarily limited to the utilization of interest rate agreements or other instruments to manage interest rate risk exposure. The principal objective of such arrangements is to minimize the risks and/or costs associated with the Company's operating and financial structure as well as to hedge specific anticipated transactions. The counterparties to these contractual arrangements are major financial institutions with which the Company and its affiliates may also have other financial relationships. The Company is potentially exposed to credit loss in the event of nonperformance by these counterparties. However, because of their high credit ratings, the Company does not anticipate that any of the counterparties will fail to meet their obligations.

Since January 1, 1999, the Company has entered into the following cash flow hedges that have expired or been settled prior to December 31, 2001 (in thousands):

Type of Hedge	Notional Amount	Strike Price or Swap Rate	Trade Date	Maturity Date
LIBOR Cap	$300,000	9.000%	3/16/98	3/16/01
Pay-Fixed Swap	92,000	5.714%	8/10/98	3/1/01
LIBOR Cap	75,000	7.500%	7/16/98	6/19/01
LIBOR Cap	40,430	7.500%	4/30/98	1/1/01
LIBOR Cap	38,336	7.500%	4/30/98	6/1/01

Since January 1, 1999, the Company has entered into the following cash flow hedges that are outstanding as of December 31, 2001. The net value (liability) associated with these hedges is reflected on the Company's balance sheet (in thousands).

Type of Hedge	Notional Amount	Strike Price or Swap Rate	Trade Date	Maturity Date	Estimated Value at December 31, 2001
Pay-Fixed Swap	$125,000	7.058%	6/15/00	6/25/03	$ (7,878)
Pay-Fixed Swap	125,000	7.055%	6/15/00	6/25/03	(7,873)
Pay-Fixed Swap	75,000	5.580%	11/4/99(1)	12/1/04	(3,732)
LIBOR Cap	75,000	7.750%	11/4/99(1)	12/1/04	388
LIBOR Cap	35,000	7.750%	11/4/99(1)	12/1/04	170
Total Estimated Asset (Liability) Value					$(18,925)

Explanatory Note:

(1) Acquired in connection with the TriNet Acquisition (see Note 4).

In connection with the STARs, Series 2000-1 in May 2000, the Company entered into a LIBOR interest rate cap struck at 10.00% in the notional amount of $312.0 million, and simultaneously sold a LIBOR interest rate cap with the same terms. Since these instruments do not change the Company's net interest rate risk exposure, they do not qualify as hedges and changes in their respective values are charged to earnings. As the terms of these arrangements are substantially the same, the effects of a revaluation of these two instruments substantially offset one another.

During the year ended December 31, 1999, the Company settled an aggregate notional amount of approximately $63.0 million that was outstanding under certain hedging agreements which the Company had entered into in order to hedge the potential effects of interest rate movements on anticipated fixed-rate borrowings. The settlement of such agreements resulted in a receipt of approximately $0.6 million which had been deferred pending completion of the planned fixed-rate financing transaction. Subsequently, the transaction was modified and was actually consummated as a variable-rate financing transaction. As a result, the previously deferred receipt no longer qualified for hedge accounting treatment and the $0.6 million was recognized as a gain included in other income in the consolidated statement of operations for the year ended December 31, 2000 in connection with the closing of STARs, Series 2000-1 in May 2000.

During the year ended December 31, 1999, the Company refinanced its $125.0 million term loan maturing March 15, 1999 with a $155.4 million term loan maturing March 5, 2009. The new term loan bears interest at 7.44% per annum, payable monthly, and amortizes over an approximately 22-year schedule. The new term loan represented forecasted transactions for which the Company had previously entered into U.S. Treasury-based hedging transactions. The net $3.4 million cost of the settlement of such hedges has been deferred and is being amortized as an increase to the effective financing cost of the new term loan over its effective ten-year term.

Credit Risk Concentrations – Concentrations of credit risks arise when a number of borrowers or customers related to the Company's investments are engaged in similar business activities, or activities in the same geographic region, or have similar economic features that would cause their ability to meet contractual obligations, including those to the Company, to be similarly affected by changes in economic conditions. The Company regularly monitors various segments of its portfolio to assess potential concentrations of credit risks. Management believes the current credit risk portfolio is reasonably well diversified and does not contain any unusual concentration of credit risks.

Substantially all of the Company's corporate tenant lease assets (including those held by joint ventures) and loans and other lending investments, are collateralized by facilities located in the United States, with significant concentrations (i.e., greater than 10.0%) as of December 31, 2001 in California (23.5%), Texas (15.1%) and New York (10.9%). As of December 31, 2001, the Company's investments also contain significant concentrations in the following asset types: office (47.7%), hotel lending (12.5%) and industrial (10.6%).

The Company underwrites the credit of prospective borrowers and customers and often requires them to provide some form of credit support such as corporate guarantees, letters of credit and/or cash security deposits. Although the Company's loans and other lending investments and corporate customer lease assets are geographically diverse and the borrowers and customers operate in a variety of industries, to the extent the Company has a significant concentration of interest or operating lease revenues from any single borrower or customer, the inability of that borrower or customer to make its payment could have an adverse effect on the Company. As of December 31, 2001, the Company's five largest borrowers or corporate tenants collectively accounted for approximately 16.7% of the Company's aggregate annualized interest and operating lease revenue.

Note 10 — Stock-Based Compensation Plans and Employee Benefits

The Company's 1996 Long-Term Incentive Plan (the "Plan") is designed to provide incentive compensation for officers, other key employees and directors of the Company. The Plan provides for awards of stock options and shares of restricted stock and other performance awards. The maximum number of shares of Common Stock available for awards under the Plan is 9.0% of the outstanding shares of Common Stock, calculated on a fully diluted basis, from time to time; provided that the number of shares of Common Stock reserved for grants of options designated as incentive stock options is 5.0 million, subject to certain antidilution provisions in the Plan. All awards under the Plan, other than automatic awards to non-employee directors, are at the discretion of the Board or a committee of the Board. At December 31, 2001, a total of approximately 7.9 million shares of Common Stock were available for awards under the Plan, of which options to purchase approximately 5.3 million shares of Common Stock were outstanding and approximately 637,000 shares of restricted stock were outstanding.

Concurrently with the Recapitalization Transactions, the Company issued approximately 2.5 million (as adjusted) fully vested and immediately exercisable options to purchase shares of Common Stock at $14.72 per share (as adjusted) to the Former Advisor with a term of ten years. The Former Advisor granted a portion of these options to its employees and the remainder were allocated to an affiliate. Upon consummation of the Advisor Transaction, these individuals became employees of the Company. In general, the grants to these employees provided for scheduled vesting over a predefined service period of three to five years and, under certain conditions, provide for accelerated vesting. These options expire on March 15, 2008.

In connection with the TriNet Acquisition, outstanding options to purchase TriNet stock under TriNet's stock option plans were converted into options to purchase shares of Common Stock on substantially the same terms, except that both the exercise price and number of shares issuable upon exercise of the TriNet options were adjusted to give effect to the merger exchange ratio of 1.15 shares of Common Stock for each share of TriNet common stock. In addition, options held by the former directors of TriNet and certain executive officers became fully vested as a result of the transaction. These options were converted into options to purchase shares of Common Stock on substantially the same terms, as adjusted for the merger exchange ratios.

Also, as a result of the TriNet Acquisition, TriNet terminated its dividend equivalent rights program. The program called for immediate vesting and cash redemption of all dividend equivalent rights upon a change of control of 50% or more of the voting common stock. Concurrent with the TriNet Acquisition, all dividend equivalent rights were vested and amounts due to former TriNet employees of approximately $8.3 million were paid by the Company. Such payments were included as part of the purchase price paid by the Company to acquire TriNet for financial reporting purposes.

Changes in options outstanding during each of fiscal 1999, 2000 and 2001 are as follows:

	Number of Shares			
	Employees	Non-Employee Directors	Other	Average Strike Price
Options outstanding, December 31, 1998	—	9,996	2,384,476	$15.00
Granted in 1999	—	4,998	—	$57.50
Exercised in 1999	—	—	(68,233)	$15.00
Forfeited in 1999	(23,690)	—	(4,166)	$24.94
Assumed in TriNet Acquisition	1,321,322	131,100	—	$25.62
Reclassification for Advisor Transaction[(1)]	1,447,083	—	(1,447,083)	$15.00
Adjustment for dilution	33,537	285	16,169	$14.72
Options outstanding, December 31, 1999	2,778,252	146,379	881,163	$19.03
Granted in 2000	1,852,059	80,000	80,000	$17.34
Exercised in 2000	(412,734)	—	—	$15.67
Forfeited in 2000	(682,005)	—	—	$25.47
Options outstanding, December 31, 2000	3,535,572	226,379	961,163	$18.97
Granted in 2001	1,618,400	90,000	100,000	$20.31
Exercised in 2001	(1,262,811)	(20,000)	(25,000)	$16.48
Forfeited in 2001	(107,939)	—	—	$27.27
Options outstanding, December 31, 2001	3,783,222	296,379	1,036,163	$18.98

Explanatory Note:

(1) Represents the reclassification of stock options originally granted to the Former Advisor and regranted to its employees who became employees of the Company upon consummation of the Advisor Transaction (see Note 4).

The following table summarizes information concerning outstanding and exercisable options as of December 31, 2001:

	Options Outstanding			Options Exercisable	
Exercise Price Range	Options Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Currently Exercisable	Weighted Average Exercise Price
$14.72—$15.00[(1)]	1,201,154	5.27	$14.73	993,314	$14.72
$16.69—$16.88	862,189	8.03	$16.86	127,870	$16.88
$17.38—$17.56	537,500	8.22	$17.39	170,835	$17.38
$19.50—$19.69	1,691,350	9.07	$19.69	2,083	$19.54
$20.33—$21.44	255,750	5.93	$20.99	148,118	$21.04
$22.44	20,000	8.75	$22.44	6,667	$22.44
$23.32—$23.64	67,964	2.38	$23.57	48,651	$23.54
$24.13—$24.90	217,500	6.10	$24.53	216,500	$24.53
$25.10—$26.09	21,700	4.64	$26.04	20,700	$26.09
$26.30—$26.97	91,700	2.58	$26.73	89,700	$26.72
$27.00	25,000	9.48	$27.00	—	$ —
$28.26—$28.54	41,238	1.91	$28.37	41,238	$28.37
$30.33	67,275	1.40	$30.33	57,217	$30.33
$33.15—$33.70	10,350	0.97	$33.39	10,350	$33.39
$55.39	5,094	7.42	$55.39	3,396	$55.39
	5,115,764	7.23	$18.60	1,936,639	$18.53

Explanatory Note:

(1) Includes approximately 764,000 options which were granted, on a fully exercisable basis, in connection with the Recapitalization Transactions, and which are now held by a privately-owned affiliate of Starwood Capital Group. Beneficial interests in these options were subsequently regranted by that affiliate to employees of Starwood Capital Group and its affiliates, subject to vesting requirements. In the event that these employees forfeit such options, they revert to the affiliate of Starwood Capital Group, which may regrant them at its discretion. As of December 31, 2001, approximately 520,000 of these options are currently exercisable by the beneficial owners.

The Company has elected to use the intrinsic method for accounting for options issued to employees or directors, as allowed under Statement of Financial Accounting Standards No. 123 "Accounting for Stock Based Compensation" ("SFAS No. 123") and, accordingly, recognizes no compensation charge in connection with these options to the extent that the options exercise price equals or exceeds the quoted price of the Company's common shares at the date of grant or measurement date. In connection with the Advisor Transaction, as part of the computation of the one-time charge to earnings, the Company calculated a deferred compensation charge of approximately $5.1 million. This deferred charge represents the difference of the closing sales price of the shares of Common Stock on the date of the Advisor Transaction of $20.25 over the strike price of the options of $14.72 per share (as adjusted) for the unvested portion of the options granted to former employees of the Advisor who are now employees of the Company. This deferred charge will be amortized over the related remaining vesting terms to the individual employees as additional compensation expense.

In connection with the original grant of options in March 1998 to its external advisor, the Company utilized the option value method as required by SFAS No. 123. An independent financial advisory firm estimated the value of these options at date of grant to be approximately $2.40 per share using a Black-Scholes valuation model. In the absence of comparable historical market information for the Company, the advisory firm utilized assumptions consistent with activity of a comparable peer group of companies, including an estimated option life of five years, a 27.5% volatility rate and an estimated annual dividend rate of 8.5%. The resulting charge to earnings was calculated as the number of options allocated to the Advisor multiplied by the estimated value at consummation. A charge of approximately $6.0 million was reflected in the Company's first quarter 1998 financial results for this original grant.

Had the Company's compensation costs been determined using the fair value method of accounting for stock options issued under the Plan to employees and directors prescribed by SFAS No. 123, the Company's net income for the fiscal years ended December 31, 2001, 2000 and 1999 would have been reduced on a pro forma basis by approximately $705,000, $275,000 and $141,000 respectively. This would not have significantly impacted earnings per share.

The fair value of each significant option grant is estimated on the date of grant (January 2, 2001 for the 2001 options) using the Black-Scholes model. For the above SFAS No. 123 calculation, the following assumptions were used for the Company's fair value calculations of stock options:

	2001	2000	1999
Expected life *(in years)*	5	5	5
Risk-free interest rate	4.96%	5.30%	5.91%
Volatility	20.83%	26.80%	33.63%
Dividend yield	12.00%	13.50%	11.85%

Future charges may be taken to the extent of additional option grants, which are at the discretion of the Board of Directors.

During the year ended December 31, 2001, the Company granted 94,859 restricted shares to employees in lieu of cash bonuses for the year ended December 31, 2000 at the employees' election. These restricted shares were immediately vested on the date of grant and are not transferable for a period of one year following vesting.

During the year ended December 31, 2001, the Company entered into a new three-year employment agreement with its chief executive officer. Under the agreement, the Chief Executive Officer receives an annual base salary of $1.0 million. He may also receive a bonus, which is targeted to be an amount equal to his base salary, if the Company achieves certain performance targets set by the Compensation Committee in consultation with the Chief Executive Officer. The bonus award may be increased or reduced from the target depending upon the degree to which the performance goals are exceeded or are not met. The bonus amount may not exceed 200% of his base salary. The bonus was $800,000 in 2001. The bonus is reduced by the amount of any dividends paid to the Chief Executive Officer in respect of phantom shares (described below) which are awarded to him and have vested. The Chief Executive Officer received approximately $643,000 in such dividends in 2001. As part of this agreement, the Company confirmed a prior grant of 750,000 stock options made to the executive on March 2, 2001 with an exercise price of $19.69, which represented the market price at the date of the original contingent grant. However, because the grant required further approval by the compensation committee and the Board of Directors, no measurement date occurred for accounting purposes until such approvals were made, at which point the market price of the Company's Common Stock was $24.90. Accordingly, an aggregate charge of approximately $3.9 million will be recognized with respect to these options over the terms of this agreement. The options will vest in equal installments of 250,000 shares in each January beginning with January 2002.

The Company also granted the executive 2.0 million unvested phantom shares, each of which represents one share of the Company's Common Stock. These shares will vest in installments of 350,000 shares, 650,000 shares, 600,000 shares and 400,000 shares on a contingent basis if the 60-day average closing price of the Company's Common Stock achieves thresholds of $25.00, $30.00, $34.00 and $37.00, respectively. As of December 31, 2001, the $25.00 threshold has been attained and 350,000 of these shares have contingently vested. Shares that have contingently vested generally will not become fully vested until the end of the three-year term of the agreement, except upon certain termination or change of control events. Further, if the stock price drops below certain specified levels for the 60-day average before such date, they would also not fully vest and be forfeited. The executive will receive dividends on shares that have contingently or fully vested and have not been forfeited under the terms of the agreement, if and when the Company declares and pays dividends on its Common Stock. Because no shares have been issued, dividends received on these phantom shares, if any, will be reflected as compensation expense by the Company. For accounting purposes, this arrangement will be treated as a contingent, variable plan and no compensation will be recognized until the shares, in whole or in part, become irrevocably vested, where upon the Company will reflect a charge equal to the then fair value of the phantom shares irrevocably vested.

In addition, the Company entered into a three-year employment agreement, subject to a one-year extension option, with an executive in connection with his appointment as President of the Company. Under the agreement, in lieu of salary and bonus, the Company granted the executive 500,000 unvested restricted shares. The vesting of the shares is a function of the total return realized by the Company's common shareholders, as measured by cumulative dividends paid on the Company's Common Stock from and after January 1, 2001 and the market price of the Company's Common Stock. If the total shareholder return as of a measurement date contemplated by the agreement is between 0% and 29.99%, then between zero and 150,000 restricted shares are subject to contingent vesting using straight-line interpolation. If the total return is between 30.00% and 60.00%, then the balance of the shares are subject to contingent vesting using straight-line interpolation. Contingently vested shares will become fully vested shares (no longer subject to forfeiture) if the executive remains employed through the term of the agreement, or earlier if there is a change of control event, a termination without cause, a termination with good reason or an event of death or disability. In addition, the entire 500,000 share grant will automatically become fully vested on September 30, 2002 if the target shareholder total return of 60.00% is achieved for 60 consecutive calendar days on or prior to September 30, 2002. None of the shares will vest (regardless of the total rate of return to shareholders) if the executive voluntarily terminates his employment without good reason before September 30, 2002.

If the executive voluntarily resigns without good reason after September 30, 2002, then some or all of his restricted shares will become fully vested on such date, depending upon the level of total shareholder returns that have been achieved at that date. Until shares under the agreement are otherwise vested or forfeited, the executive will receive dividends on the share grant during the term of the agreement if and when the Company declares and pays dividends on its Common Stock. For financial statement purposes, such dividends were accounted for in a manner consistent with the the Company's normal Common Stock dividends as a reduction to retained earnings. None of these restricted shares were vested at December 31, 2001. For accounting purposes, this arrangement will be treated as a contingent, variable plan and no compensation will be recognized until the shares, in whole or in part, become irrevocably vested, whereupon the Company will reflect a charge equal to the then fair value of the restricted shares vested.

SOFIV Management, L.L.C. and Starwood Capital Group I, L.P., each a beneficial owner of the Company's Common Stock, and the Company's Chief Executive Officer entered into an agreement with the Company whereby they agreed to reimburse the Company, through the delivery of cash or shares, 87.5% of the value of any shares granted to the President pursuant to his employment agreement in excess of 350,000 shares, less the value of any tax benefits realized by the Company or its shareholders on account of compensation expense deductions.

During the year ended December 31, 2000, the Company granted 143,646 restricted shares to employees. Of this total, 74,996 restricted shares were granted in lieu of cash bonuses at the employees' election, were immediately vested on the date of grant, and were not transferable for a period of one year following vesting. An additional 68,650 of such restricted shares vest over periods ranging from one to three years following the date of grant and are transferable upon vesting. For accounting purposes, the Company measures compensation costs for these shares as of the date of the grant and is charging such amount to earnings at the grant date if no vesting period existed or ratably over the respective vesting period.

On July 28, 2000, the Company granted to its employees profits interests in a wholly-owned subsidiary of the Company called iStar Venture Direct Holdings, LLC. iStar Venture Direct Holdings, LLC has a net investment of $1.4 million in the preferred stock of three real estate-related technology companies. The profits interests have three-year vesting schedules, and are subject to forfeiture in the event of termination of employment for cause or a voluntary resignation.

Effective November 4, 1999, the Company implemented a savings and retirement plan (the "401(k) Plan"), which is a voluntary, defined contribution plan. All employees are eligible to participate in the 401 (k) Plan following completion of six months of continuous service with the Company. Each participant may contribute on a pretax basis between 2% and 15% of such participant's compensation. At the discretion of the Board of Directors, the Company may make matching contributions on the participant's behalf of up to 50% of the first 10% of the participant's annual contribution. The Company made gross contributions of approximately $319,000 and $320,000 to the 401(k) Plan for the years ended December 31, 2001 and 2000, respectively.

Note 11 — Earnings Per Share

The following table presents a reconciliation of the numerators and denominators of the basic and diluted EPS calculations for the years ended December 31, 2001, 2000 and 1999, respectively (in thousands, except per share data):

	2001	2000	1999
Numerator:			
Net income before extraordinary loss, cumulative effect of change in accounting principle and allocation to the former class B shares	$231,814	$218,291	$ 38,886
Preferred dividend requirements	(36,908)	(36,908)	(23,843)
Net income allocable to common shareholders before extraordinary loss, cumulative effect of change in accounting principle and allocation to the former class B shares	194,906	181,383	15,043
Extraordinary loss on early extinguishment of debt	(1,620)	(705)	–
Cumulative effect of change in accounting principle	(282)	–	–
Net income allocable to the former class B shares	–	–	(826)
Net income allocable to common shareholders	$193,004	$180,678	$ 14,217
Denominator:			
Weighted average common shares outstanding for basic earnings per common share	86,349	85,441	57,749
Add: effect of assumed shares issued under treasury stock method for stock options and restricted shares	1,680	710	1,500
Add: effect of contingent shares	205	–	–
Add: effects of conversion of the former class B shares (49-for-one)	–	–	450
Add: effects of assumed warrants exercised under treasury stock method for stock options	–	–	694
Weighted average common shares outstanding for diluted earnings per common share	88,234	86,151	60,393
Basic earnings per common share:			
Net income allocable to common shareholders before extraordinary loss and cumulative effect of change in accounting principle	$ 2.26	$ 2.12	$0.25
Extraordinary loss on early extinguishment of debt	(0.02)	(0.01)	–
Cumulative effect of change in accounting principle	(0.00)	–	–
Net income allocable to common shareholders	$ 2.24	$ 2.11	$0.25
Diluted earnings per common share:			
Net income allocable to common shareholders before extraordinary loss and cumulative effect of change in accounting principle	$ 2.21	$ 2.11	$0.25
Extraordinary loss on early extinguishment of debt	(0.02)	(0.01)	–
Cumulative effect of change in accounting principle	(0.00)	–	–
Net income allocable to common shareholders	$ 2.19	$ 2.10	$0.25

Prior to November 4, 1999, Basic EPS was computed based on the income allocable to class A shares (net income reduced by accrued dividends on preferred shares and by 1% allocated to the former class B shares), divided by the weighted average number of class A shares outstanding during the period. Diluted EPS was based on the net earnings allocable to class A shares plus dividends on the former class B shares which were convertible into class A shares, divided by the weighted average number of class A shares and dilutive potential class A shares that were outstanding during the period. Dilutive potential class A shares included the former class B shares, which were convertible into class A shares at a rate of 49 former class B shares for one class A share, and potentially dilutive options to purchase class A shares issued to the Former Advisor and the Company's directors and warrants to acquire class A shares.

As more fully described in Note 4, in the Incorporation Merger, the class A shares and the former class B shares were converted into shares of Common Stock and, as a result, the Company no longer has multiple classes of common shares.

Note 12 — Comprehensive Income

In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130 ("SFAS No. 130"), "Reporting Comprehensive Income" effective for fiscal years beginning after December 15, 1997. The statement changes the reporting of certain items currently reported as changes in the shareholders' equity section of the balance sheet and establishes standards for the reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. SFAS No. 130 requires that all components of comprehensive income shall be reported in the financial statements in the period in which they are recognized. Furthermore, a total amount for comprehensive income shall be displayed in the financial statements. The Company has adopted this standard effective January 1, 1998. Total comprehensive income was $214.8 million, $217.8 million and $38.7 million for the years ended December 31, 2001, 2000 and 1999, respectively. The primary component of comprehensive income other than net income was the adoption and continued application of SFAS No. 133.

For the year ended December 31, 2001, the change in fair market value of the Company's interest rate swaps was $(11.3) million and was recorded as a reduction to other comprehensive income. The reconciliation to other comprehensive income is as follows (in thousands):

	For the Year Ended December 31,		
	2001	2000	1999
Net income	$229,912	$217,586	$38,886
Other comprehensive income (loss):			
Unrealized gains (losses) on available-for-sale investments for the period	5,709	209	(206)
Cumulative effect of change in accounting principle (SFAS No. 133) on other comprehensive income	(9,445)	–	–
Unrealized gains (losses) on cash flow hedges	(11,336)	–	–
Comprehensive income	$214,840	$217,795	$38,680

As of December 31, 2001 and 2000, accumulated other comprehensive income reflected in the Company's equity on the balance sheet is comprised of the following (in thousands):

	As of December 31,	
	2001	2000
Unrealized gains (losses) on available-for-sale investments	$ 5,689	$ (20)
Unrealized gains (losses) on cash flow hedges	(20,781)	–
Accumulated other comprehensive income	$(15,092)	$(20)

Note 13 — Dividends

In order to maintain its election to qualify as a REIT, the Company must currently distribute, at a minimum, an amount equal to 90% of its taxable income and must distribute 100% of its taxable income to avoid paying corporate federal income taxes. The Company anticipates it will distribute all of its taxable income to its shareholders. Because taxable income differs from cash flow from operations due to non-cash revenues or expenses, in certain circumstances, the Company may be required to borrow to make sufficient dividend payments to meet this anticipated dividend threshold.

For the year ended December 31, 2001, total dividends declared by the Company aggregated $213.1 million, or $2.45 per common share, consisting of quarterly dividends of $0.6125 per share which were declared on April 2, 2001, July 2, 2001, October 1, 2001 and December 3, 2001. The dividend attributable to the fourth quarter 2000 was $51.4 million, or $0.60 per share of Common Stock, and was paid on January 12, 2001. The Company also declared dividends aggregating $20.9 million, $4.7 million, $3.0 million and $8.0 million, respectively, on its Series A, B, C and D preferred stock, respectively, for the year ended December 31, 2001. There are no divided arrearages on any of the preferred shares currently outstanding.

The Series A preferred stock has a liquidation preference of $50.00 per share and carries an initial dividend yield of 9.50% per annum. The dividend rate on the preferred shares will increase to 9.75% on December 15, 2005, to 10.00% on December 15, 2006 and to 10.25% on December 15, 2007 and thereafter. Dividends on the Series A preferred shares are payable quarterly in arrears and are cumulative.

Holders of shares of the Series B preferred stock are entitled to receive, when and as declared by the Board of Directors, out of funds legally available for the payment of dividends, cumulative preferential cash dividends at the rate of 9.375% per annum of the $25.00 liquidation preference, equivalent to a fixed annual rate of $2.34 per share. Dividends are cumulative from the date of original issue and are payable quarterly in arrears on or before the 15th day of each March, June, September and December or, if not a business day, the next succeeding business day. Any dividend payable on the Series B preferred stock for any partial dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends will be payable to holders of record as of the close of business on the first day of the calendar month in which the applicable dividend payment date falls or on another date designated by the Board of Directors of the Company for the payment of dividends that is not more than 30 nor less than ten days prior to the dividend payment date.

Holders of shares of the Series C preferred stock are entitled to receive, when and as declared by the Board of Directors, out of funds legally available for the payment of dividends, cumulative preferential cash dividends at the rate of 9.20% per annum of the $25.00 liquidation preference, equivalent to a fixed annual rate of $2.30 per share. The remaining terms relating to dividends of the Series C preferred stock are substantially identical to the terms of the Series B preferred stock described above.

Holders of shares of the Series D preferred stock are entitled to receive, when and as declared by the Board of Directors, out of funds legally available for the payment of dividends, cumulative preferential cash dividends at the rate of 8.00% per annum of the $25.00 liquidation preference, equivalent to a fixed annual rate of $2.00 per share. The remaining terms relating to dividends of the Series D preferred stock are substantially identical to the terms of the Series B preferred stock described above.

The exact amount of future quarterly dividends to common shareholders will be determined by the Board of Directors based on the Company's actual and expected operations for the fiscal year and the Company's overall liquidity position.

Note 14 — Fair Values of Financial Instruments

SFAS No. 107, "Disclosures About Fair Value of Financial Instruments" ("SFAS No. 107"), requires the disclosure of the estimated fair values of financial instruments. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Quoted market prices, if available, are utilized as estimates of the fair values of financial instruments. Because no quoted market prices exist for a significant part of the Company's financial instruments, the fair values of such instruments have been derived based on management's assumptions, the amount and timing of future cash flows and estimated discount rates. The estimation methods for individual classifications of financial instruments are described more fully below. Different assumptions could significantly affect these estimates. Accordingly, the net realizable values could be materially different from the estimates presented below. The provisions of SFAS No. 107 do not require the disclosure of the fair value of non-financial instruments, including intangible assets or the Company's corporate tenant lease assets.

In addition, the estimates are only indicative of the value of individual financial instruments and should not be considered an indication of the fair value of the Company as an operating business.

Short-Term Financial Instruments – The carrying values of short-term financial instruments including cash and cash equivalents and short-term investments approximate the fair values of these instruments. These financial instruments generally expose the Company to limited credit risk and have no stated maturities, or have an average maturity of less than 90 days and carry interest rates which approximate market.

Loans and Other Lending Investments – For the Company's interests in loans and other lending investments, the fair values were estimated by discounting the future contractual cash flows (excluding participation interests in the sale or refinancing proceeds of the underlying collateral) using estimated current market rates at which similar loans would be made to borrowers with similar credit ratings for the same remaining maturities.

Marketable Securities – Securities held for investment, securities available for sale, loans held for sale, trading account instruments, long-term debt and trust preferred securities traded actively in the secondary market have been valued using quoted market prices.

Other Financial Instruments – The carrying value of other financial instruments including, restricted cash, accrued interest receivable, accounts payable, accrued expenses and other liabilities approximate the fair values of the instruments.

Debt Obligations – A substantial portion of the Company's existing debt obligations bear interest at fixed margins over LIBOR. Such margins may be higher or lower than those at which the Company could currently replace the related financing arrangements. Other obligations of the Company bear interest at fixed rates, which may differ from prevailing market interest rates. As a result, the fair values of the Company's debt obligations were estimated by discounting current debt balances from December 31, 2001 and 2000 to maturity using estimated current market rates at which the Company could enter into similar financing arrangements.

Interest Rate Protection Agreements – The fair value of interest rate protection agreements such as interest rate caps, floors, collars and swaps used for hedging purposes (see Note 9) is the estimated amount the Company would receive or pay to terminate these agreements at the reporting date, taking into account current interest rates and current creditworthiness of the respective counterparties.

The book and fair values of financial instruments as of December 31, 2001 and 2000 were (in thousands):

	2001		2000	
	Book Value	Fair Value	Book Value	Fair Value
Financial assets:				
Loans and other lending investments	$2,398,763	$2,508,119	$2,239,183	$2,333,112
Marketable securities	285	285	41	41
Provision for loan losses	(21,000)	(21,000)	(14,000)	(14,000)
Financial liabilities:				
Debt obligations	2,495,369	2,506,046	2,131,967	2,135,574
Interest rate protection agreements	1,521	(18,925)	2,495	(7,261)

Note 15 – Segment Reporting

Statement of Financial Accounting Standard No. 131 ("SFAS No. 131") establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected financial information about operating segments in interim financial reports issued to shareholders.

The Company has two reportable segments: Real Estate Lending and Corporate Tenant Leasing. The Company does not have substantial foreign operations. The accounting policies of the segments are the same as those described in Note 3. The Company has no single customer that accounts for 10% or more of revenues (see Note 9 for other information regarding concentrations of credit risk).

The Company evaluates performance based on the following financial measures for each segment:

	Real Estate Lending	Corporate Tenant Leasing[1]	Corporate/ Other[2]	Company Total
		(In thousands)		
2001:				
Total revenues:[3]	$ 282,802	$ 204,001	$ (2,627)	$ 484,176
Total operating and interest expense:[4]	121,053	104,510	27,726	253,289
Net operating income before minority interests:[5]	161,749	99,491	(30,353)	230,887
Total long-lived assets:[6]	2,377,763	1,841,800	N/A	4,219,563
Total assets:	2,377,763	1,841,800	158,997	4,378,560
2000:				
Total revenues:[3]	$ 279,680	$ 191,821	$ 321	$ 471,822
Total operating and interest expense:[4]	115,906	111,808	28,570	256,284
Net operating income before minority interests:[5]	163,774	80,013	(28,249)	215,538
Total long-lived assets:[6]	2,225,183	1,670,169	N/A	3,895,352
Total assets:	2,225,183	1,670,169	139,423	4,034,775
1999:				
Total revenues:[3]	$ 209,848	$ 42,186	$ 12,763	$ 264,797
Total operating and interest expense:[4]	70,778	36,749	118,343	225,870
Net operating income before minority interests:[5]	139,070	5,437	(105,580)	38,927
Total long-lived assets:[6]	2,003,506	1,714,284	N/A	3,717,790
Total assets:	2,003,506	1,714,284	95,762	3,813,552

Explanatory Notes:

(1) Includes the Company's pre-existing Corporate Tenant Leasing investments since March 18, 1998 and the Corporate Tenant Leasing business acquired in the TriNet Acquisition since November 4, 1999.

(2) Corporate and Other represents all corporate level items, including general and administrative expenses and any intercompany eliminations necessary to reconcile to the consolidated Company totals. This caption also includes the Company's servicing business, which is not considered a material separate segment. In addition, as more fully discussed in Note 4, Corporate and Other for the year ended December 31, 1999 includes a non-recurring, non-cash charge of approximately $94.5 million relating to the Advisor Transaction.

(3) Total revenues represents all revenues earned during the period from the assets in each segment. Revenue from the Real Estate Lending business primarily represents interest income and revenue from the Corporate Tenant Leasing business primarily represents operating lease income.

(4) Total operating and interest expense represents provision for loan losses for the Real Estate Lending business and operating costs on corporate tenant lease assets for the Corporate Tenant Leasing business, as well as interest expense specifically related to each segment. General and administrative expense, advisory fees (prior to November 4, 1999) and stock-based compensation expense is included in Corporate and Other for all periods. Depreciation and amortization of $35,642, $34,514 and $10,340 in 2001, 2000 and 1999, respectively, are included in the amounts presented above.

(5) Net operating income before minority interests represents net operating income before minority interest, gain on sale of corporate tenant lease assets and extraordinary loss as defined in note (3) above, less total operating and interest expense, as defined in note 4 above.

(6) Total long-lived assets is comprised of Loans and Other Lending Investments, net and Corporate Tenant Lease Assets, net, for each respective segment.

Note 16 — Quarterly Financial Information (Unaudited)

The following table sets forth the selected quarterly financial data for the Company (in thousands, except per share amounts).

	Quarter Ended			
	December 31,	September 30,	June 30,	March 31,
2001:				
Revenue	$119,902	$120,830	$120,825	$122,619
Net income	58,755	57,553	58,960	54,644
Net income allocable to common shares	49,528	48,326	49,733	45,417
Net income per common share – basic	$ 0.57	$ 0.56	$ 0.58	$ 0.53
Weighted average common shares outstanding – basic	86,969	86,470	86,081	85,833
2000:				
Revenue	$122,337	$120,683	$117,914	$110,888
Net income	56,177	55,591	53,829	51,989
Net income allocable to common shares	46,950	46,364	44,602	42,762
Net income per common share – basic	$ 0.55	$ 0.54	$ 0.52	$ 0.50
Weighted average common shares outstanding – basic	85,731	85,662	85,281	85,087

COMMON STOCK PRICE AND DIVIDENDS (UNAUDITED)

The high and low sales prices per share of Common Stock are set forth below for the periods indicated.

Quarter Ended	High	Low
2000		
March 31, 2000	$18 3/4	$16 5/8
June 30, 2000	$20 15/16	$17 3/8
September 30, 2000	$22 7/16	$20 1/4
December 31, 2000	$21 5/8	$19 1/16
2001		
March 31, 2001	$25 1/4	$19 1/5
June 30, 2001	$28 1/5	$22 6/7
September 30, 2001	$28 1/2	$22 1/2
December 31, 2001	$26 1/20	$23 1/100

On March 15, 2002, the closing sale price of the Common Stock as reported by the NYSE was $28.29. The Company had approximately 2,025 holders of record of Common Stock as of March 15, 2002.

The following table sets forth the dividends paid or declared by the Company on its Common Stock:

Quarter Ended	Shareholder Record Date	Dividend/Share
2000		
March 31, 2000	April 14, 2000	$ 0.60
June 30, 2000	July 17, 2000	$ 0.60
September 30, 2000	October 16, 2000	$ 0.60
December 31, 2000	December 29, 2000	$ 0.60(1)
2001(2)		
March 31, 2001	April 16, 2001	$0.6125
June 30, 2001	July 16, 2001	$0.6125
September 30, 2001	October 15, 2001	$0.6125
December 31, 2001	December 17, 2001	$0.6125

Explanatory Notes:

(1) A portion of this quarterly dividend (approximately $0.5976 per share) was treated as income to shareholders of record in 2000, and the remainder was treated as 2001 income.

(2) For tax reporting purposes, the 2001 dividends were classified as 90.55% ($2.2206) ordinary income and 9.45% ($0.2318) return of capital.

Directors

Jay Sugarman (3)
Chairman and Chief Executive Officer,
iStar Financial Inc.

Willis Andersen, Jr. (1)
Principal, REIT
Consulting Services

Jeffrey G. Dishner (3)
Senior Managing Director,
Starwood Capital Group

Andrew L. Farkas
Chairman and Chief Executive Officer,
Insignia Financial Group, Inc.

Madison F. Grose (4)
Senior Managing Director,
Starwood Capital Group

Spencer B. Haber (3)
President and Chief Financial Officer,
iStar Financial Inc.

Robert W. Holman, Jr. (4)
Managing Director,
Pebble Beach Institute

Merrick R. Kleeman
Senior Managing Director,
Starwood Capital Group

Robin Josephs (1) (2)
President, Ropasada, LLC

H. Cabot Lodge III
Executive Vice President – Investments
iStar Financial Inc.

Matthew J. Lustig (1) (2)
Managing Director, Lazard Frères
Real Estate Investors, LLC

William M. Matthes
Managing Partner, Behrman Capital

John G. McDonald (2) (4)
Professor of Finance, Stanford University
Graduate School of Business

Stephen B. Oresman (2)
President, Saltash, Ltd.

George R. Puskar (3)
Former Chairman, Lend Lease
Real Estate Investments

Barry S. Sternlicht (3)
Chairman and Chief Executive Officer,
Starwood Hotels and Resorts

(1) Audit Committee
(2) Compensation Committee
(3) Investment Committee
(4) Nominating and Governance Committee

Officers

Jay Sugarman
Chairman and Chief Executive Officer

Spencer B. Haber
President and Chief Financial Officer

Timothy J. O'Connor
Executive Vice President and
Chief Operating Officer

Nina B. Matis
Executive Vice President and
General Counsel

Barbara Rubin
President – iStar Asset Services

Executive Vice Presidents – Investments

Daniel S. Abrams
Roger M. Cozzi
Jeffrey R. Digel
R. Michael Dorsch III
Barclay G. Jones III
H. Cabot Lodge III
Diane Olmstead

Senior Vice Presidents

Steven R. Blomquist
Jeffrey N. Brown
Chase S. Curtis, Jr.
Geoffrey M. Dugan
Peter K. Kofoed
John F. Kubicko
Andrew C. Richardson
Steven B. Sinnett
Elizabeth B. Smith

Headquarters

iStar Financial Inc.
1114 Avenue of the Americas
New York, NY 10036
tel: (212) 930-9400
fax: (212) 930-9494

Super-Regional Offices

One Embarcadero Center, 33rd Floor
San Francisco, CA 94111
tel: (415) 391-4300
fax: (415) 391-6529

3480 Preston Ridge Road, Suite 575
Alpharetta, GA 30005
tel: (678) 297-0100
fax: (678) 297-0101

100 Great Meadow Road, Suite 603
Wethersfield, CT 06109
tel: (860) 258-2202
fax: (860) 258-2268

Regional Offices

175 Federal Street, 8th Floor
Boston, MA 02110
tel: (617) 292-3333
fax: (617) 423-3322

304 Inverness Way South, Suite 195
Englewood, CO 80112
tel: (303) 790-4656
fax: (303) 790-4680

6565 North MacArthur Blvd., Suite 410
Irving, TX 75039
tel: (972) 506-3131
fax: (972) 501-0078

Employees

At March 15, 2002, the Company had 134 employees.

Independent Auditors

PricewaterhouseCoopers LLP
New York, NY

Registrar and Transfer Agent

EquiServe Trust Company, N.A.
525 Washington Boulevard
Jersey City, NJ 07310
(800) 756-8200

Dividend Reinvestment Plan

Registered shareholders may reinvest dividends through the Company's dividend reinvestment plan. For more information, please call the Transfer Agent or the Company at the numbers listed above.

Annual Meeting of Shareholders

May 29, 2002, 8:30 a.m. EST
Sofitel Hotel
45 West 44th Street,
New York, NY 10036

Investor Information Services

For help with questions about the Company, and to receive additional corporate information, please contact:

Investor Relations Department
iStar Financial Inc.
1114 Avenue of the Americas
New York, NY 10036
tel: (212) 930-9400
fax: (212) 930-9455
e-mail: investors@istarfinancial.com

iStar Financial Web site

http://www.istarfinancial.com

iStar Financial Inc.

NYSE: SFI